Exhibit 99.1

Nova Scotia Power Incorporated

2010 Annual Information Form

March 31, 2011

TABLE OF CONTENTS

DEFINITIONS	4
INTRODUCTION	6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	7
CORPORATE STRUCTURE	8
Name and Incorporation	8
Intercorporate Relationship	8
GENERAL DEVELOPMENT OF THE BUSINESS	8
Deferral of Certain Tax Benefits relating to Renewable Energy Projects	8
UARB Decision on Fuel Adjustment Mechanism and Status as of December 31, 2010	8
Renewable Energy Projects	9
Environmental Regulations – Nova Scotia	9
Environmental Regulations – Canada	10
Nova Scotia Renewable Energy Standard Regulation	10
Return on Equity Decision	11
FAM Rate Adjustments	11
Base Rate Adjustments	11
Integrated Resource Plan Filed with UARB	11
In-Stream Tidal Demonstration Project	12
Nuttby Mountain Wind Project	12
NSPI Energy Conservation and Efficiency Programs	13
2009 Rate Decision	13
Income Tax Recovery	13
Financing Activity	13
U.S. Securities and Exchange Commission Registration	14
DESCRIPTION OF THE BUSINESS	14
General	14
Area Served	15
Energy Sources	15
Transmission and Distribution	15
System Operations and Generation	15
New Head Office	16
Regulatory Matters	16
Employee Relations	17
Environmental Matters	17
Taxation	18
Risk Factors	18
Financial Risks	18
Commodity Price Risk	19
Foreign Exchange Risk	20
Interest Rate Risk	20
Credit Risk	20
Labour Risk	21
Regulatory Risk	21
Environment	21
Obligations	23
Capital Markets	24
Construction and Development	24
Weather	24
Key Personnel	25
CAPITAL STRUCTURE	25
Common Shares Issued To Emera	25
Series D First Preferred Shares	25
Share Ownership Restrictions	26

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Ratings	26
DIVIDENDS	27
MARKET FOR SECURITIES	28
Trading Price and Volume	28
Prior Sales	28
TRANSFER AGENT AND REGISTRAR	28
DIRECTORS AND OFFICERS	29
Directors	29
Audit, Nominating and Corporate Governance Committee	31
Audit and Non-Audit Services Pre-Approval Process	33
Auditors’ Fees	33
Certain Proceedings	33
Executive Officers	34
Statement of Executive Compensation	36
Compensation Discussion and Analysis	36
Objective of Compensation Program	37
Compensation Program Design	37
Benchmarking Data	37
Compensation Process	39
Elements of Compensation	39
Summary Compensation Table	41
Outstanding Share-Based Awards and Option-Based Awards	42
Incentive Plan Awards – Value Vested or Earned During the Year	43
Pension Plan Benefits	44
Deferred Share Unit Plan	45
Termination and Change of Control Benefits	45
Compensation of Directors	48
Total Director Compensation in 2010	49
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	49
NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
MATERIAL CONTRACTS	50
MANAGEMENT’S DISCUSSION AND ANALYSIS	50
EXPERTS	50
Interest of Experts	50
ADDITIONAL INFORMATION	50
APPENDIX “A” – AUDIT COMMITTEE CHARTER	i

Note: The information presented in this Annual Information Form is as of December 31, 2010, unless otherwise specified.

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DEFINITIONS

For convenience, terms used throughout this 2010 Annual Information Form of Nova Scotia Power Incorporated shall have the following meanings:

“2010 Shelf Prospectus” means NSPI’s short form base shelf prospectus filed May 21, 2010 and prospectus supplement filed on June 9, 2010, which permits NSPI to issue debt securities, including medium term notes, as amended on July 15, 2010;

“AIF” means this 2010 Annual Information Form of NSPI;

“ARO” means asset retirement obligations;

“Bangor Hydro” means Bangor Hydro Electric Company, a company incorporated under the laws of the State of Maine and a wholly-owned subsidiary of Emera;

“Board” means the Board of Directors of NSPI;

“CEA” means the Canadian Electricity Association;

“CEO” has the meaning set out in the section entitled “Compensation Discussion and Analysis”;

“CFO” has the meaning set out in the section entitled “Compensation Discussion and Analysis”;

“COO” has the meaning set out in the section entitled “Compensation Discussion and Analysis”;

“CRA” means Canada Revenue Agency;

“Capital Plan” means NSPI’s Annual Capital Expenditure Plan filed with the UARB each year;

“Company” means NSPI;

“Computershare” means Computershare Trust Company of Canada;

“DBRS” means the credit rating agency Dominion Bond Rating Service Limited;

“DSUs” means deferred share units;

“DSU Plan” means the Deferred Share Unit Plan of Emera;

“Directors” means the directors of NSPI;

“EMS” means environmental management systems;

“Emera” means Emera Incorporated, a company incorporated under the laws of the Province of Nova Scotia and the parent company of NSPI;

“Emera MIC” means Emera’s Management Information Circular filed on SEDAR at www.sedar.com on March 31, 2011;

“Emera MRCC” means the Management Resources and Compensation Committee of Emera’s Board of Directors;

“FAM” means the fuel adjustment mechanism established by the UARB in December 2007;

“GHG” means greenhouse gases;

“GWh” means gigawatt hours;

“IPPs” means independent power producers;

“IRP” means the Integrated Resource Plan filed with the UARB in November 2009;

“MD&A” means NSPI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, a copy of which is available electronically at www.sedar.com;

“MMBTU” means one million British thermal units;

“MRCESSC” means NSPI’s Management Resources, Compensation, Environment, Safety and Security Committee;

“MW” means the amount of power measured in mega-watts;

“Market Price” has the meaning as set out in the section entitled “Capital Structure – Series D First Preferred Shares”;

“Moody’s” means the credit rating agency Moody’s Investors Service, Inc.;

“NEOs” means the Named Executive Officers as defined by Canadian securities legislation;

“NPCC” means Northeast Power Coordinating Council, Inc.;

“NSPI” means Nova Scotia Power Incorporated, a company incorporated under the laws of the Province of Nova Scotia;

“NewPage” means NewPage Port Hawkesbury Corporation;

“OpenHydro” means OpenHydro Group Limited, a company incorporated under the laws of Ireland;

“Officers” means the officers of NSPI;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days;

“PSU Plan” means Performance Share Unit Plan of Emera (formerly called the “Restricted Share Unit Plan”);

“PSUs” means performance share units (formerly called the “Restricted Share Units” or “RSUs”);

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“RES” means Nova Scotia’s Renewable Energy Standards, effective February 1, 2007, as amended October 9, 2009, viewable at www.gov.ns.ca/energy/renewables/renewable-energy-standard;

“RESL” means Renewable Energy Services Ltd.;

“ROE” means return on equity;

“Rating Agencies” means collectively, DBRS and S&P, and a “Rating Agency” means any one of the Rating Agencies;

“S&P” means the credit rating agency Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

“SEC” means the U.S. Securities and Exchange Commission;

“Series D First Preferred Shares” means the 5.90% cumulative redeemable first preferred shares, series D of NSPI;

“Stock Option Plan” means the Senior Management Stock Option Plan of Emera;

“TSX” means The Toronto Stock Exchange;

“Total Target Compensation” has the meaning set out in the section entitled “Compensation Discussion and Analysis” – “Compensation Program Design”;

“UARB” means the Nova Scotia Utility and Review Board;

“USD$” means U.S. dollar(s);

“VPHR” has the meaning set out in the section entitled “Compensation Discussion and Analysis”; and

“VP Sustainability” has the meaning set out in the section entitled “Compensation Discussion and Analysis”.

All amounts are in Canadian dollars (“CAD”) except where otherwise stated.

Reference to “including” or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

INTRODUCTION

NSPI is an electricity generation, transmission and distribution company with approximately $4.0 billion of assets providing service to 489,000 customers in the province of Nova Scotia. NSPI operates as a monopoly in its service territory. The essential nature of the services provided, the monopoly position, and the regulated market structure mean that NSPI can generally be expected to produce stable earnings streams within regulated ranges.

For more information on the business operations of NSPI, see “Description of the Business” below.

Cautionary Note Regarding Forward-Looking Information

This AIF, including the documents incorporated herein by reference, contains forward-looking information and statements which reflect management’s expectations regarding the future growth, results of operations, performance, business prospects and opportunities of NSPI, and may not be appropriate for other purposes. All forward-looking information and statements are given pursuant to the “safe harbour” provisions of applicable securities legislation. The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects NSPI management’s current beliefs and is based on information currently available to NSPI’s management.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements regarding: NSPI’s earnings and cash flow; the growth and diversification of NSPI’s business and earnings base; NSPI’s expected compliance with the regulation of its operations; NSPI’s environmental initiatives and expected compliance with provincial standards; the completion of announced acquisitions; the expected timing of regulatory decisions; forecasted gross capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on NSPI of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that NSPI will continue to have reasonable access to long-term capital in the near to medium terms; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; and no material adverse credit rating actions being expected in the near term.

The forecasts and projections that make up the forward-looking information are based on assumptions which include: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major event; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of NSPI; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include: regulatory risk; operating and maintenance risks; unanticipated maintenance and other expenditures; economic conditions; availability and price of energy and other commodities; capital resources and liquidity risk; weather and seasonality; commodity price risk; competitive pressures; construction; derivative financial instruments and hedging availability and cost of financing; interest rate risk; counterparty risk; competitiveness of electricity; commodity supply; performance of counterparties, partners, contractors and suppliers in fulfilling their obligations; environmental risks; insurance coverage risk; foreign exchange; an unexpected outcome of legal proceedings currently against NSPI; regulatory and government decisions including changes to environmental, financial reporting and tax legislation; licences and permits; loss of service area; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to NSPI’s risk factors, reference should be made to the section of this AIF entitled “Risk Factors”.

Readers are cautioned not to place undue reliance on forward-looking information and statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, NSPI undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Name and Incorporation

NSPI was incorporated under the name International Engineering Services Limited on July 13, 1984 pursuant to the Companies Act (Nova Scotia). On May 11, 1992, its name was changed to Nova Scotia Power Incorporated. NSPI’s principal, head and registered office is located at Barrington Tower, Scotia Square, 1894 Barrington Street, Halifax, Nova Scotia, B3J 2W5.

NSPI is the largest operating subsidiary of Emera, a company incorporated under the laws of Nova Scotia. NSPI and its predecessor companies have been producing and supplying electricity in Nova Scotia for more than 80 years.

Intercorporate Relationship

NSPI is the primary electricity supplier in Nova Scotia and is a wholly-owned subsidiary of Emera, a Canadian energy holding company.

GENERAL DEVELOPMENT OF THE BUSINESS

The following discussion summarizes key developments in NSPI’s business and operations over the last three completed financial years.

Deferral of Certain Tax Benefits relating to Renewable Energy Projects

On December 23, 2010, the UARB granted NSPI approval to defer certain tax benefits related to renewable energy projects arising in 2010. Accordingly, effective December 31, 2010, NSPI recognized a deferral of $14.5 million through an increase in regulatory amortization. The UARB held a hearing in March 2011 to discuss how this deferral will be applied. The decision is expected in Q2, 2011.

UARB Decision on Fuel Adjustment Mechanism and Status as of December 31, 2010

The UARB established the FAM for NSPI in December 2007. The FAM took effect on January 1, 2009, and includes a formal regulatory process to make annual rate adjustments starting in 2010 that reflect actual increases or decreases in the cost of fuel during the previous year. This allows

NSPI to recover all prudently incurred fuel costs from customers.

On December 8, 2010, the UARB approved NSPI’s setting its 2011 base cost of fuel and its recovery of all unrecovered fuel related costs as submitted in NSPI’s November, 2010 filing. The recovery of these costs began January 1, 2011. The UARB approved the recovery of these costs by NSPI over three years, with 50% of the rate increase to be recovered in 2011, 30% in 2012 and 20% in 2013. The decision results in an average rate increase of approximately 4.5% for customers in 2011. Pursuant to the FAM’s Plan of Administration, NSPI is entitled to the unrecovered balance of fuel related costs.

Renewable Energy Projects

Port Hawkesbury Biomass Project

On October 14, 2010, the UARB approved NSPI’s $208.6 million capital work order request for the Port Hawkesbury biomass project. NSPI will develop this 60 MW co-generating facility at the NewPage Port Hawkesbury Corporation site. NSPI will own the facility while NewPage will construct and operate the plant as well as supply the fuel. This project is expected to be commissioned in 2013 and supply approximately 3% of the Province of Nova Scotia’s total electricity needs.

Point Tupper Wind Project

In November 2009, to satisfy NSPI’s requirements under the Province’s 2011 RES, NSPI signed a project operating agreement with RESL, an IPP, regarding the construction and operation of a 22 MW wind farm in Richmond County, Nova Scotia. NSPI has a 49% interest in the wind farm, with RESL constructing, managing, operating and maintaining the site. In order to facilitate the project’s advancement, NSPI provided a limited guarantee for the indebtedness of RESL. The guarantee is up to $23.5 million. NSPI holds a first ranking security interest in the assets of RESL and all future assets of the project owned by RESL. NSPI had previously signed a power purchase agreement with RESL relating to the wind farm, which was one of the power purchase agreements NSPI signed with IPPs to meet Provincial regulations. On June 14, 2010, the UARB approved NSPI’s $27.8 million capital work order for the Point Tupper Wind project. The project went into service in August 2010.

Digby Wind Project

On May 28, 2010, NSPI purchased $30.1 million in wind generation assets under development related to the Digby Wind Project from a subsidiary of Emera. NSPI requested UARB approval for the purchase of these assets and the costs to complete and interconnect this project through the submission of a capital work order in the amount of $82.8 million. The project was completed in December, 2010. The UARB hearing took place in January 2011 and a decision was rendered March 9, 2011, approving the capital work order in the amount of $79.8 million.

Environmental Regulations – Nova Scotia

Renewable Electricity Plan

On October 15, 2010, the Government of Nova Scotia enacted regulations under the Electricity Act (Nova Scotia) related to the Province’s Renewable Electricity Plan. These regulations establish the requirement that 25% of electricity be supplied from renewable sources by 2015. These regulations build on the previously legislated requirements for 2011 and 2013 by adding an additional 5 percent for 2015. Recent amendments to the Electricity Act (Nova Scotia), and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 GWh of energy from IPPs to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy. The mix of wind and biomass-fuelled projects currently in service and under development, as well as legacy hydro facilities, is expected to enable compliance with these regulatory requirements.

Mercury Emissions

On July 22, 2010, the Province of Nova Scotia announced, for the years 2010 through 2013, that allowable mercury emissions would be increased from the previous cap of 65 kg per year. NSPI was asked to develop a plan of staged mercury emission reductions for its generation facilities for the period of 2010 to 2020 and meet an annual cap of 35 kg beginning in 2020.

Environmental Regulations – Canada

Greenhouse Gas

On June 23, 2010, the Federal Department of Environment announced its intentions for a new national GHG framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a future date. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the intentions of the federal framework. Compliance with the renewable energy requirements, discussed under the heading “Renewable Electricity Plan” above, will create a generation mix that is expected to enable compliance with these GHG reduction requirements.

Nova Scotia Renewable Energy Standard Regulation

On October 9, 2009, the RES, which was established by the Nova Scotia government in January 2007 for the purpose of increasing the percentage of renewable energy in the Nova Scotia generation mix, was amended. Pursuant to the amendment, the target date for 5% of electricity to be supplied from the post-2001 sources of renewable energy, owned by IPPs, was extended from 2010 to 2011. The target for 2013, which requires an additional 5% of renewable energy from either IPPs or NSPI, is unchanged. The renewable energy projects owned by IPPs which are already in service, are expected to enable NSPI to comply with the 2011 RES requirement.

Between November 2009 and September 2010, NSPI entered into power purchase agreements with eight (8) IPPs for twelve (12) different distribution connected renewable energy products throughout Nova Scotia. Construction-related activities are currently underway for these products, which are expected to be completed in 2010.

Return on Equity Decision

In January 2010, NSPI reached an agreement with stakeholders on its calculation of ROE. The agreement establishes that NSPI will continue to use actual capital structure, actual equity and actual net earnings to calculate actual annual regulated ROE. The agreement further provides NSPI with flexibility in amortizing the pre-2003 income tax regulatory asset, allowing NSPI to recognize additional amortization amounts in current periods and reducing amounts in future periods. The agreement was approved by the UARB. The UARB has set, as a condition, that NSPI will maintain its average regulated annual common equity at a level no higher than 40% in 2010 and until the next general rate case.

FAM Rate Adjustments

On November 13, 2009, NSPI asked the UARB to approve a reduction in the fuel costs customers will pay in 2010 under the FAM. The UARB approved the request on December 9, 2009, as a result of which residential customers saw a rate decrease of 1.4% starting January 1, 2010. For commercial customers, the decrease ranged from 1.4 to 2.1%, and 2.0 to 3.3% for industrial customers, depending on rate class. The total rebate to customers was $22 million.

On November 12, 2010, NSPI asked the UARB to approve an increase in the fuel costs customers will pay in 2011 under the FAM. The UARB approved the request on December 8, 2010, deferring recovery of 2010 FAM costs over a three year period. As a result of the UARB’s decision, residential customers saw a rate increase of 3.6% starting January 1, 2011. For commercial customers, the increase ranged from 3.7 to 5.3%, and 4.8 to 6.8% for industrial customers, depending on rate class. The total increased recovery from customers was $30.5 million in 2011.

For information regarding the status of the FAM as of December 31, 2010, see “UARB Decision on Fuel Adjustment Mechanism and Status as of December 31, 2010” in this AIF above.

Base Rate Adjustments

Changes to base electricity rates, if any, take place separately from FAM adjustments. In mid-2009, NSPI announced that the Company did not plan to request any increase in base rates for 2010. Similarly, NSPI does not anticipate requesting any increase in rates in 2011.

Integrated Resource Plan Filed with UARB

On November 30, 2009, NSPI filed the 2009 IRP update as requested by the UARB. The IRP is a stakeholder driven forecasting and planning tool used to develop long-term plans for meeting Nova Scotia’s electricity requirements. The IRP update process was completed by NSPI, working jointly with UARB staff and consultants, and with stakeholders representing residential customers, industry, government, and environmental organizations.

The 2009 IRP update reflects changes in assumptions about the economy, the environment, fuel pricing and electricity demand based on stakeholder consensus. The 2009 update follows the direction of the 2007 IRP, identifying three areas important to Nova Scotia’s resource planning over the next 25 years, namely:

1.	Conservation and energy efficiency programs;

2.	Renewable energy sources such as wind, hydro, and biomass; and

3.	Continued investments in NSPI’s existing facilities.

The 2009 update uses a 25-year load forecast to model the long-term electricity demand for Nova Scotia. Based on these forecasts, various scenarios are developed to help determine the ways to meet that demand in a cost-effective, environmentally and regulatory-compliant manner. NSPI continued construction of the Tufts Cove Generating Station waste heat recovery project in 2010, which was a key element of the 2007 IRP. This project involved the conversion of two natural gas fired generators from simple cycle to combined cycle by installing a turbine to capture waste heat, producing 50 megawatts of new generation. The construction of the project is expected to be completed in Q2, 2011.

NSPI has developed an updated IRP action plan and will provide annual status reports to the UARB and stakeholders on the action items.

In-Stream Tidal Demonstration Project

In September 2009, NSPI and OpenHydro, an Irish renewable energy company that designs and manufactures marine turbines for harnessing energy from tidal currents, announced a project to deploy a 1 MW tidal turbine in the Bay of Fundy, Nova Scotia. This 10 metre in-stream tidal turbine was installed on November 12, 2009. The testing focuses on the environmental impact and durability of the turbine as well as its energy production capability. NSPI has invested $10 million in the project. The project with OpenHydro is part of NSPI’s long term approach to explore cleaner, greener energy sources.

Due to damage to the in-stream tidal turbine, the turbine was recovered in December 2010 and is currently under engineering analysis. It is expected that a re-designed in-stream tidal turbine will be redeployed in early 2012.

Emera, NSPI’s parent company, owns an 8.20% equity interest in OpenHydro.

Nuttby Mountain Wind Project

In April 2009, NSPI purchased the development rights for a proposed 22 turbine, 50 MW wind farm located at Nuttby Mountain, Nova Scotia. The Nuttby Mountain project represented one of the power purchase agreements NSPI had signed with IPPs previously. The Nuttby Mountain project development rights were owned by EarthFirst Nuttby Inc., a subsidiary of EarthFirst Canada Inc. The development rights included land leases and transmission interconnection rights as well as Provincial environmental approval. As a result of the purchase by NSPI, this particular power purchase agreement is no longer in effect. The UARB approved the development of this project as a capital work order on November 30, 2009 at a cost of approximately $120 million.

Construction of the wind farm commenced in early December 2009, with 22 wind turbines fully operational and generating up to 50 MW by the end of December, 2010. At full output this represents up to 2.0% of Nova Scotia’s generation capacity.

NSPI Energy Conservation and Efficiency Programs

In early April 2009, NSPI filed a plan for energy conservation and efficiency programs for 2010 with the UARB, and in early June 2009 the UARB held a public hearing on NSPI’s application. The programs benefited from the input of a stakeholder advisory group that included the Ecology Action Center, Conserve Nova Scotia, the UARB-appointed Consumer Advocate, and representatives of customer groups.

The UARB’s August 4, 2009 decision approved a $23 million expenditure by NSPI in conservation programs. A method of allocating and recovering that expenditure was agreed to by stakeholders representing the majority of customers, and approved by the UARB. Rates to recover the costs of conservation and energy efficiency programs are adjusted annually. On October 15, 2009, the UARB approved an adjustment to rates effective 2010 to recover the costs of the 2010 programs.

In October 2010, Efficiency Nova Scotia assumed administration of the conservation and efficiency programs formerly managed by NSPI. Efficiency Nova Scotia is an independent corporation created by the Government of Nova Scotia to administer certain conservation and efficiency programs.

2009 Rate Decision

On May 27, 2008, NSPI filed an application with the UARB requesting an increase in electricity rates effective January 1, 2009. In September, 2008, NSPI reached a settlement agreement with stakeholders on its 2009 rate application. The UARB approved the settlement agreement in November 2008 which included an average rate increase of 9.4% for most customer segments effective January 1, 2009. The settlement agreement included a FAM, also effective January 1, 2009. The first rate adjustment under the FAM, which was effective January 1, 2010, was approved by the UARB on December 9, 2009. The UARB oversees the FAM, including the review of fuel costs, contracts and transactions. With the implementation of the FAM, NSPI’s regulated ROE range was established as 9.1% to 9.6%, with 9.35% used to set rates.

Income Tax Recovery

During 2008, NSPI accelerated the deduction of certain capitalized expenses pertaining to the 2007 tax year. As a result, in 2008 NSPI recorded an income tax recovery of $6.5 million.

Financing Activity

On May 21, 2010, NSPI filed a short form base shelf prospectus related to the issuance of up to $500,000,000 in debt securities, including medium term notes and debentures. On June 9, 2010, NSPI filed a prospectus supplement which, together with the base shelf prospectus, provided for the issuance of up to an aggregate of $500,000,000 medium term notes. On June 15, 2010, NSPI made its first issue of medium term notes under the 2010 Shelf Prospectus, representing $300,000,000 5.61% Series X notes maturing on June 15, 2040.

On July 15, 2010, NSPI filed an amended and restated base shelf prospectus, amending and restating the 2010 Shelf Prospectus.

NSPI has established the following available credit facilities:

	Matures	Maximum Amount (millions of dollars)
Short-term
Operating Credit facility, including support for commercial paper program	June 25, 2013	$600.00	[1]

Note: (1) As of December 31, 2010, $311.0 million was available.

U.S. Securities and Exchange Commission Registration

On July 15, 2010, NSPI filed a shelf registration statement with the SEC under the United States Securities Act of 1933, as amended, to register certain of its investment grade securities. As a result of the registration, NSPI has reporting obligations under U.S. securities laws. NSPI has announced its intention to adopt U.S. generally accepted accounting principles for its financial reporting for financial periods beginning on and after January 1, 2011. Documents filed with the SEC are available to the public and can be viewed on the Electronic Data Gathering, Analysis, and Retrieval system (or EDGAR) website at www.sec.gov/edgar/searchedgar.

DESCRIPTION OF THE BUSINESS

General

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services in the Province of Nova Scotia to approximately 489,000 customers. The Company owns 2,368 MW of generating capacity. Approximately 53% is coal-fired natural gas and/or oil comprise another 27% of capacity; and hydro and wind production provide approximately 20%. In addition, NSPI has contracts to purchase renewable energy from IPPs. These IPPs own 186 MW, increasing to 226 MW in 2011, of wind and biomass fuelled generation capacity. A further 85 MW of renewable capacity is being built directly or purchased under long-term contracts by NSPI, and is expected to be in service by the end of 2012. NSPI also owns approximately 5,000 kilometres of transmission facilities and approximately 29,000 kilometres of distribution facilities. The Company has a workforce of approximately 1,900 people.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings from time to time, which may be at NSPI’s or the UARB’s request. Since January 2009, NSPI has been operating with a FAM for fuel expense recovery, which is subject to UARB review and approval.

In 2009, the UARB approved the FAM allowing NSPI to recover fluctuating fuel expenses from customers through annual fuel rate adjustments. In 2010, revenue associated with fuel comprised approximately 45% of total revenue. As the FAM mitigates the Company’s net earnings’ exposure to fuel volatility, it facilitates longer planning cycles. This enables NSPI to increase its focus on the impact that non-fuel components of the business have on net earnings, while retaining focus on managing fuel costs for customers. In 2010, tax benefits associated with renewable investment reduced costs and, thus NSPI did not seek a general rate adjustment with the UARB.

Although the market in Nova Scotia is otherwise mature, the transformation of energy supply to lower emission sources has created the opportunity for organic growth within NSPI, and NSPI expects earnings growth of 3% to 5% annually over the next five years as new investments are made in renewable generation and transmission.

Electric sales volume is primarily driven by general economic conditions, population and weather. Electricity rates change as new regulatory decisions are implemented. For certain large industrial customers, rates may change annually based on a cost-based rate formula approved by the UARB.

Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 and Q4 the strongest periods, as a result of colder weather, and fewer daylight hours in the winter season. For information describing the revenue generated for the two years ended December 2010 and December 2009, see the “Electric Margin” and “Electric Revenue” sections of the MD&A.

Changes to base electricity rates, if any, take place separately from FAM adjustments. There was no increase in the base electricity rate in 2010 and none are expected in 2011.

For the year ended December 31, 2010, actual fuel costs were more than amounts recovered from customers. The difference has been accrued as a FAM regulatory asset. NSPI’s fuel expense profile, along with market fluctuations, will impact the FAM during 2011. As a consequence, the FAM balance is subject to change.

NSPI has recognized a future income tax expense related to the FAM based on NSPI’s applicable statutory income tax rate. The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in financing charges. As at December 31, 2010, future income tax liability related to the FAM was $29.2 million (December 31, 2009 – asset of $3.4 million).

Area Served

Nova Scotia is the most populous of the four Atlantic Provinces of Canada and covers 55,284 square kilometres of land and freshwater. As reported by Statistics Canada, Nova Scotia’s population was estimated at 942,500 as of July 1, 2010, or 2.76 % of Canada’s population.

Energy Sources

NSPI’s energy sources for its electric energy generation are coal, petroleum coke, natural gas, heavy fuel oil, hydroelectric energy, light fuel oil (gas turbine), biomass and wind. NSPI also purchases electric energy from neighbouring markets outside Nova Scotia and IPPs in Nova Scotia.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “Fuel for Generation and Purchased Power” section of the MD&A.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission lines, including substations at Lingan, Woodbine, Port Hastings, Hopewell, Onslow, Brushy Hill, and Bridgewater connected to transmission lines and its distribution system. The distribution system consists of approximately 29,000 km of distribution lines and distribution supply substations.

System Operations and Generation

The NSPI system control centre, located in Halifax, co-ordinates and controls the electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The system control centre is linked to the generating stations and other key parts of the system by the SCADA (Supervisory Control and Data Acquisition) system, a voice and data communications network.

Through an interconnection agreement with Énergie NB Power, NSPI’s system has access to other regional power systems and the rest of the interconnected North American bulk power systems. This interconnection of power systems enhances the cost effectiveness, efficiency, reserve capacity and reliability of all participating power systems. The interconnection agreement also provides both utilities with an alternative source of power, subject to availability and the requirements of the supplier.

NSPI is a member of the NPCC, a body whose primary role is promoting the reliability of the interconnected power systems throughout the northeastern United States and eastern Canada. NSPI’s system complies with NPCC criteria for the design and operation of interconnected power systems.

NSPI has the following generating facilities:

•	Four solid-fuel generating stations located at Lingan, Point Tupper, Trenton, and Point Aconi;

•	One heavy-fuel oil and/or natural gas-fired facility and two gas-fired combustion turbines at Tufts Cove generating station;

•	Three gas turbine facilities located at Burnside, Tusket, and Victoria Junction;

•	33 hydro plants located on 17 river systems throughout Nova Scotia, including Wreck Cove, the Halifax area, the Annapolis Valley and western Nova Scotia;

•	Annapolis Tidal Power Station;

•	20 wind turbines at Digby Wind project;

•	22 wind turbines at Nuttby Mountain Wind project; and

•	a 49% interest in Point Tupper Wind project (11 wind turbines, 6 of which are owned by NSPI).

NSPI also contracts with IPPs and has its own wind power capacity.

With the exception of Point Aconi, all of NSPI’s solid-fuel-fired generating stations can also burn heavy fuel oil, subject to oil delivery and storage constraints. This dual-fired capacity provides some security if solid-fuel supplies are interrupted.

New Head Office

Construction commenced in 2009 on NSPI’s new downtown office building at the former Lower Water Street Generating Station, in Halifax. The head offices of Emera and NSPI will relocate to this location on Lower Water Street when the building opens in 2011.

Regulatory Matters

Electricity Rates & Return on Equity. NSPI is regulated under a cost of service model, with rates set to cover prudently incurred costs of providing electricity service to customers, and provide an appropriate return to investors. NSPI’s regulated ROE range for 2010 was 9.1% to 9.6%, on an actual regulated common equity component of up to 40% of average regulated capitalization.

For further details, see UARB Decision on Fuel Adjustment Mechanism and Status of December 31, 2010, “Return on Equity Decision”, “2010 FAM Rate Adjustment”, “General Base Rate Increase in 2010”, “UARB Approves NSPI Energy Expenditures”, and “2009 Rate Decision” under the heading “General Development of the Business” above.

Capital Expenditures. The Public Utilities Act allows NSPI to file a Capital Plan with the UARB for approval. Once approved by the UARB, items for individual projects expenditures forecast not to exceed $1 million do not require further UARB approval. Items included in the Capital Plan for $1 million or more, and items not included in the Capital Plan which exceed $250,000, require subsequent individual UARB approval. The 2010 Capital Plan was approved by the UARB on May 1, 2010 and the 2011 Capital Plan is currently under review by the UARB.

Capital expenditures for 2010 were approximately $550 million. Significant capital expenditures included the Nuttby Mountain Wind project, the Digby Wind project, the Point Tupper Wind project, the Tuft’s Cove 6 Waste Heat Recovery project, the Port Hawkesbury Biomass project, and the new corporate head office project.

NSPI continues to implement its strategy, which is focused on regulated investments in renewable energy and system reliability projects with a total capital program budget of approximately $350 million in 2011.

NSPI’s rate base includes net utility plant in service, construction work in progress, deferred charges and credits, an allowance for materials and supplies and an allowance for working capital. The net utility plant in service consists of the utility plant at its original cost less accumulated depreciation.

The UARB prescribes depreciation rates and regulated accounting policies. Depreciation rates are reviewed periodically. Following completion of a depreciation study and a negotiated agreement with stakeholders, in 2003 the UARB approved a $20 million increase in annual depreciation expense, to be phased in over four years beginning in 2004. Following the deferral of the phase-in of depreciation rates, the UARB, in its November 5, 2008 decision, approved the third stage of the phase-in effective January 1, 2009. A new depreciation study was filed with the UARB on October 29, 2010 and in Q1 of 2011 NSPI participated in discussions with stakeholders.

Employee Relations

NSPI had approximately 1,900 employees on December 31, 2010, approximately 50% of whom are unionized. There have been no labour disruptions since 1975. NSPI has a collective agreement with approximately 900 unionized employees, for 56 months which will expire in March 2012.

Environmental Matters

NSPI is subject to environmental regulation at both the federal and provincial levels. NSPI continues to work with officials at both levels of government so as to comply with these regulations in an integrated way. NSPI is in material compliance with current environmental regulations.

In mid 2009, the Province of Nova Scotia set GHG emission limits covering the period from 2010 to 2020. This makes Nova Scotia the first jurisdiction in Canada to have “hard caps” for GHG emissions. The GHG regulation requires a reduction of 25% from 2010 levels by the year 2020.

In June, 2010, the Federal Department of Environment announced its intentions for a new national GHG framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a future date. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the intentions of the federal framework. NSPI is reviewing the implications of this federal framework and its alignment with NSPI’s current operating plans under existing Nova Scotia regulations.

The provincial regulations for renewable energy require 25% of the energy to be produced from renewable sources by 2015, including the 13% which exists currently in Nova Scotia. NSPI has completed the installation of mercury abatement systems at three of its solid fuel generating stations to ensure compliance with environmental regulations which became effective on January 1, 2010.

Over the last several years, NSPI has been working on a plan to enable it to meet or exceed new government targets. While the government’s regulation for GHG emissions is aggressive, it is in line with the Company’s planning. NSPI is fully engaged to achieve this target, and is working cooperatively with government and other stakeholders to meet Nova Scotia’s RES and the GHG emission limits.

All required permits are in place for NSPI’s generating stations. These permits are generally for a ten year period but can be subject to review, variation, or suspension by the Minister of Environment (Nova Scotia).

The UARB has authorized required environmental expenditures and the recovery of those expenditures through rates. The UARB has confirmed that it will approve costs associated with environmental compliance required by law within the rates customers pay for electricity.

For further information, see the “Developments”, “Environmental Regulations” and “Business Risks – Environment” sections of the MD&A and “Risk Factors – Environment” in this AIF.

Taxation

See the “Deferral of Certain Tax Benefits Related to Renewal Energy Projects for Fiscal 2010”, “Provincial Grants and Taxes”, and “Income Taxes” sections of the MD&A.

Risk Factors

Significant risk management activities for NSPI are overseen by the Enterprise Risk Management Committee to ensure risks are appropriately assessed, monitored and controlled within predetermined risk tolerances established through approved policies.

NSPI’s risk management activities are focused on those areas that most significantly impact profitability and quality of earnings and cash flow. These risks include exposure to commodity prices, foreign exchange, interest rates, credit risk, and regulatory risk. The UARB approved the implementation of a FAM effective January 1, 2009, reducing utility’s exposure to fuel price volatility and by providing a mechanism for NSPI to recover actual fuel costs. The FAM mitigates the risk to NSPI’s net earnings associated with fluctuations in commodity prices and foreign exchange.

The following is a summary of the significant risk factors identified by NSPI:

Financial Risks

NSPI manages its exposure to foreign exchange, interest rate, and commodity price risks in accordance with established risk management policies and procedures by using financial instruments consisting mainly of foreign exchange forward contracts, coal, oil and gas options and swaps. In addition, NSPI has contracts for the physical purchase and sale of natural gas, and financial contracts held-for-trading. Collectively these contracts are referred to as derivatives.

NSPI recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that qualify and are designated as contracts held for normal purchase or sale.

Derivatives that meet stringent documentation requirements, and can be proven to be effective both at the inception and over the term of the derivative, qualify for hedge accounting. Specifically, for cash flow hedges, the change in the fair value of the effective portion of hedging derivatives is deferred to “Other comprehensive income (loss)” and recognized in earnings in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of derivatives is recognized in net earnings in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivative instruments are recognized at fair value with any changes in fair value recognized in net earnings in the reporting period, unless deferred as a result of regulatory accounting.

For fair value hedges, the change in fair value of the hedging derivatives and the hedged item are recorded in net earnings. Therefore, the change in fair value of the ineffective portion of hedging derivatives is recognized in net earnings in the reporting period.

NSPI’s held-for-trading derivatives are recorded on the balance sheet at fair value, with changes recorded in net earnings in the reporting period, unless deferred as a result of regulatory accounting. NSPI has not designated any derivatives to be included in the held-for-trading category.

NSPI has contracts for the purchase and sale of natural gas at its Tufts Cove generating station that are considered held-for-trading derivatives and accordingly are recognized on the balance sheet at fair value. This reflects NSPI’s history of buying and reselling any natural gas not used in the production of electricity at the Tufts Cove generating station. Changes in fair value of held-for-trading derivatives are normally recognized in net earnings. In accordance with NSPI’s accounting policy for financial instruments and hedges relating to Tufts Cove generating station fuel, NSPI has deferred any changes in fair value to a regulatory asset or liability. In 2009, the UARB approved an amendment to NSPI’s accounting practice to include all Tufts Cove financial commodity hedges which are no longer required. This change in practice has impacted the timing of recognition between “Fuel for generation and purchased power” and “Fuel adjustment” as a result of the FAM implemented in 2009. The change in accounting practice was applied prospectively, beginning in 2009, as required by the UARB.

Commodity Price Risk

Substantially all of NSPI’s annual fuel requirements are subject to fluctuations in commodity market prices. NSPI utilizes a portfolio strategy for fuel procurement with a combination of long, medium, and short-term supply agreements. It also provides for supply and supplier diversification. This strategy is designed to reduce the effects of market volatility through agreements with staggered expiration dates, volume options, and varied pricing mechanisms.

Coal/Petroleum Coke. A substantial portion of NSPI’s coal and petroleum coke supply comes from international suppliers, which are contracted at or near the market prices prevailing at the time of contract. NSPI entered into fixed-price and index price contractual arrangements with several suppliers as part of the fuel procurement portfolio strategy. All index priced contractual arrangements are matched with a corresponding financial instrument to fix the price. The approximate percentage of coal and petroleum coke requirements contracted at December 31, 2010 is as follows:

2011 - 77%

2012 - 39%

2013 - 24%

Heavy Fuel Oil. NSPI manages exposure to changes in the market price of heavy fuel oil through the use of swaps, options, and forward contracts. For 2011 and 2012, NSPI currently has no heavy fuel oil hedging requirements.

Natural Gas. NSPI has entered into multi-year contracts to purchase approximately 47,600 MMBTU of natural gas per day in 2011, and 39,300 MMBTU of natural gas per day in 2012. Volumes exposed to market prices are managed using financial instruments where the fuel is required for NSPI’s generation, and the balance is sold against market prices when available for resale. Gas volumes not required for generation will be resold into the gas market with the margin hedged using financial instruments. As at December 31, 2010, amounts of natural gas volumes that have been economically and/or financially hedged and contracted are approximately as follows:

2011 - 87%

2012 - 35%

Foreign Exchange Risk

NSPI enters into foreign exchange forward and swap contracts to limit the exposure of currency rate fluctuations on fuel purchases. Currency forwards are used to fix the CAD cost to acquire USD, reducing exposure to currency rate fluctuations.

The risk due to fluctuations of the CAD against the USD for fuel purchases is measured and managed. In 2011, NSPI expects approximately 60% of its anticipated net fuel costs to be denominated in USD. USD from sales of surplus natural gas will provide a natural hedge against a portion of USD fuel costs.

Forward contracts to buy USD $225.5 million were in place at December 31, 2010 at a weighted average rate of $0.99, representing 70% of 2011’s anticipated USD requirements. Forward contracts to buy USD $443.0 million in 2012 through 2015 at a weighted average rate of $1.03 were in place at December 31, 2010. These contracts cover 31% of anticipated USD requirements in these years.

NSPI uses foreign exchange forward contracts to hedge the currency risk for capital projects and receivables denominated in foreign currencies. Forward contracts to buy €1.8 million were in place at December 31, 2010 at a weighted average rate of 1.56 (versus CAD) for capital projects in 2011.

Interest Rate Risk

NSPI manages interest rate risk through a combination of fixed and floating borrowing and a hedging program. Floating-rate debt is estimated to represent approximately 16% of total debt in 2011. NSPI has no interest rate hedging contracts outstanding as at December 31, 2010.

Credit Risk

Credit risk arising as a result of contractual obligations between NSPI and other counterparties is managed by assessing the counterparties’ financial creditworthiness prior to assigning credit limits based on the Directors’ approved credit policies. NSPI frequently uses collateral agreements within its negotiated master agreements to further mitigate credit exposure.

Labour Risk

NSPI has a collective agreement with its union which will expire in 2012.

Regulatory Risk

NSPI faces risk with respect to the timeliness and certainty of full recovery of costs. The adoption and implementation of the FAM effective January 1, 2009 has helped NSPI manage that risk. The UARB oversees the FAM, including review of fuel costs, contracts and transactions. The FAM will help ensure customer rates reflect the actual price of the fuel used to make electricity. Concurrent with the implementation of the FAM in 2009, NSPI’s regulated ROE range was reduced by 0.2%, changing its regulated ROE range to 9.1% to 9.6%, with rates set at 9.35%.

The first rate adjustment under the FAM, effective on January 1, 2010, was approved by the UARB on December 9, 2009. On December 8, 2010, the UARB approved NSPI’s setting of its 2011 base cost of fuel and its projected recovery of all unrecovered fuel related costs as submitted in NSPI’s November 2010 filing. The recovery of these began January 1, 2011. The UARB approved NSPI’s recovery of these by NSPI over three years, with 50% of the rate increase to be recovered in 2011, 30% in 2012 and 20% in 2013.

In December 2010, the UARB granted NSPI approval to defer certain tax benefits related to renewable energy projects arising in 2010. The UARB held a hearing in March 2011 to discuss how this deferral will be applied. A decision is expected in Q2, 2011.

Environment

Corporate Environmental Governance. NSPI is committed to operating in a manner that is respectful and protective of the environment, and in full compliance with legal requirements and company policy. NSPI has implemented this policy through development and application of EMS.

Implementation of EMS has provided a systematic focus on environmental issues so risks are identified and managed proactively. All areas of NSPI undertook initiatives in 2010 to reduce potential environmental risks and associated costs. Activities included, reducing air emissions, protecting water resources, and continued management of PCB contaminated electrical equipment.

Conformance with legislative and company requirements is verified through a comprehensive environmental audit program. There were no significant environmental or regulatory compliance issues identified during the 2010 audits. Plans are in place to promptly address any audit findings and continually improve the environmental management of NSPI’s operations.

Oversight of environmental matters is carried out by the Directors or committees of the Directors with specific environmental responsibilities. In addition, an Environmental Council, made up of senior NSPI employees with working accountability for environmental matters, continues to guide the implementation of programs that address key environmental issues. In addition to programs for employees, the EMS procedures include planning, implementing and monitoring of contractors’ performance.

NSPI completed an Integrated Resource Plan in 2007 and updated it in 2009. The Integrated Resource Plan includes current environmental requirements and assumptions on future regulations as constraints on possible generation plans. This allows the assembly of better generation plans for the future. NSPI stakeholders were engaged in the assumptions and scenarios to be modelled. The results of these planning exercises can be found on the NSPI website at www.nspower.ca.

In 2007, NSPI was audited by the CEA to verify the quality of its environmental reporting and management systems. The auditor from the CEA concluded that NSPI had “robust programs, environmental leadership and a strong, mature EMS”.

Regulatory. NSPI produces its electrical energy from approximately 70% from coal and petroleum coke and 19% from natural gas and/or oil. As such, it is subject to regulation with respect to air pollutants and GHG emissions. NSPI operates under a cost-of-service regulation model. Accordingly, all prudently incurred costs, including those capital and operating costs associated with meeting present and future environmental liabilities, can be recovered in rates collected from customers.

NSPI is subject to environmental regulation as set by both Canadian federal and Nova Scotia provincial governments. NSPI is in material compliance with all current environmental regulations. All required permits are in place for NSPI’s generating stations. These permits are generally for a ten year period but can be subject to review, variation, or suspension by the Minister of Environment of Nova Scotia.

Climate Change and Air Emissions. On October 15, 2010, the Government of Nova Scotia enacted regulations under the Electricity Act related to the province’s Renewable Electricity Plan. These regulations establish the requirement that 25% of electricity must be supplied from renewable sources by 2015. These regulations build on the previously legislated requirements for 2011 and 2013. Recent amendments to the Electricity Act, and the new regulations, provide for the appointment, by spring 2011, of a new, independent renewable electricity administrator to conduct the procurement of at least 300 GWh of energy from IPPs to meet the 2015 standard. NSPI is also provided the opportunity to develop 300 GWh of renewable energy.

In January 2007, the Government of Nova Scotia approved the RES to increase the percentage of renewable energy in the generation mix. In October 2009, the RES was amended. The requirement that 5% of electricity be supplied from post-2001 sources of renewable energy, owned by IPPs, was extended from 2010 to 2011. The requirement for 2013, which requires an additional 5% of renewable energy, is unchanged.

GHG Emissions. NSPI has stabilized, and in recent years, reduced GHG emissions. This has been achieved by energy efficiency and conservation programs, increased use of natural gas, improved efficiency in converting natural gas to electricity, and adding and contracting for new renewable energy sources to the generation portfolio.

GHG emissions from NSPI facilities are capped beginning in 2010 through to 2020. The 2010 to 2015 caps will be achieved by the continued success of energy efficiency and conservation programs and the addition of renewable energy to meet the 2011, 2013 and 2015 provincial RES. The regulations also include a transmission incentive compliance mechanism recognizing expenditures on transmission which facilitates additional renewable energy sources. Up to 3% of the annual cap can be offset in this way to 2019. Further, the 2010 to 2020 period years are combined to form multi-year compliance periods recognizing the variability in electricity supply sources and demand.

Beyond 2015, reduced GHG emissions will be achieved through a combination of additional renewable energy, co-firing of biomass in existing coal power plants, import of non-emitting energy and energy efficiency and conservation pursuant to the 2007/09 IRP. Emera’s agreement with

Nalcor Energy which involves NSPI building subsea transmission between the island of Newfoundland and Nova Scotia is expected to enable NSPI to meet its future renewable energy requirements under the RES.

On June 23, 2010, Environment Canada announced its intention to establish a new national GHG framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a specific anniversary. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the proposed federal framework. NSPI is reviewing the implications of this federal framework and its alignment with NSPI’s current operating plans under existing Nova Scotia regulations.

Mercury. On July 22, 2010, the Government of Nova Scotia announced, for the years 2010 through 2013, allowable mercury emissions would be increased from the previous cap of 65 kg per year. NSPI was requested to develop a plan of staged mercury emission reductions, for its generation facilities for the period of 2010 to 2020 and meet an annual cap of 35 kg beginning in 2020.

In 2008, NSPI carried out extensive testing on mercury abatement technology in its coal power plants. A capital program to add sorbent injection to each of the seven pulverized fuel coal units was completed in 2009. This will allow NSPI to meet the 2010 mercury emission cap of 65 kg established by the Province of Nova Scotia.

Compared to historical levels, NSPI has reduced mercury emissions.

Nitrogen Oxide and Sulphur Dioxide Emissions. NSPI completed in 2009 its capital program of retrofitting low nitrogen oxide combustion firing systems on six of its seven pulverized fuel coal units. NSPI now meets the 2009 nitrogen oxide emission cap of 21,365 tonnes per year established by the Province of Nova Scotia.

NSPI continues to meet its emission cap on sulphur dioxide emissions by the use of compliant fuel.

Compared to historical levels, NSPI has reduced emissions of nitrogen oxide by 40% and sulphur dioxide by 50%.

Obligations

NSPI recognizes ARO for property, plant and equipment in the period during which they are incurred if a reasonable estimate of fair value can be determined. Using NSPI’s credit-adjusted risk-free rate, the fair value is determined by discounting NSPI’s estimated future cash flows necessary to discharge legal obligations related to reclamation of land at NSPI’s thermal, hydro, combustion turbine sites, and disposal of polychlorinated biphenyls in its transmission and distribution equipment. Estimated future cash flows are based on NSPI’s completed depreciation studies, prior experience, estimated useful lives of assets, governmental regulatory requirements and the costs of activities such as demolition, restoration and remedial work based on present-day methods and technologies. Actual results may differ from these estimates.

The UARB included the amount of future expenditures associated with the removal of generation facilities in the 2003 NSPI depreciation settlement. NSPI believes that it will continue to be able to recover ARO through rates. Accordingly, changes to the ARO, or cost recognition attributable to changes in the factors discussed above, should not impact the results of operations of NSPI.

Some of NSPI’s hydro, transmission and distribution assets may have additional ARO. As NSPI expects to use the majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related ARO cannot be made at this time. Additionally, some of NSPI’s transmission and distribution assets may have conditional ARO, the fair value of which cannot be reasonably estimated as sufficient information does not exist to estimate the obligation. A liability will be recognized in the period during which sufficient information becomes available.

Capital Markets

The Company generates cash through its regulated operations. It has a diversified customer base by both sales volume and revenue among residential, commercial, industrial and other customers.

Circumstances that could affect the Company’s ability to generate cash include economic downturns, the loss of one or more large customers, and regulatory decisions affecting customer rates.

Volatility in the global capital markets can increase the cost, and affect the timing, of the issuance of long-term capital by the Company. While the cost of borrowing may increase, the Company expects to continue to have reasonable access to capital in the future. Based on current funds available and expected cash from operations, NSPI believes it has sufficient funds available to finance its projected capital expenditures and operations. However, if cash flow from operations is lower than expected or capital costs exceed current estimates, or if NSPI incurs major unanticipated expenses related to development or maintenance of its existing assets, it may be required to seek additional capital to maintain, and/or adjust, its planned expenditures levels.

Construction and Development

The development, construction and future operation of electricity generation, transmission and distribution, gas transmission and power facilities can be affected adversely by changes in government policy and regulation, environmental concerns, increases in capital and construction costs, construction delays, increases in interest rates and competition in the industry. In the event that any one of these factors emerges, the actual results may vary materially from projections, including projections of costs, power production, future revenue and earnings. The construction and development of NSPI’s transmission and distribution projects and their future operations are subject to changes in the policies and laws of Canadian federal and provincial governments, including regulatory approvals and regulations relating to the environment, land use, health, conflicts of interest with other parties and other matters beyond the direct control of NSPI. Changes in operating legislation may be in a manner which adversely affects NSPI through the imposition of restrictions on its business activities or by the introduction of regulations that increase NSPI’s operating costs thereby affecting NSPI. Income tax laws relating to NSPI may be changed in a manner which adversely affects shareholders.

Weather

Electricity sales volume is primarily driven by general economic conditions, population and weather. Residential and commercial electricity sales are seasonal, with the first and fourth fiscal quarters being the strongest periods reflecting colder weather, and fewer daylight hours in the winter season.

Changes in volume of residential and commercial customers, largely due to weather, will have a significant impact on NSPI. There can be no assurance that the long-term historical weather patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant.

NSPI’s wind power projects may be subject to significant variations in wind which could affect the amount of power generated. NSPI relies on wind studies and data to confirm that sufficient wind flows are available to generate sufficient electricity to determine the economic viability of its projects. There can be no assurance that the long-term historical wind patterns will remain unchanged.

Key Personnel

NSPI’s success has been largely dependent on the skills and expertise of its key personnel. The continued success of NSPI will be dependent on its ability to retain such personnel.

CAPITAL STRUCTURE

The authorized capital of NSPI consists of an unlimited number of First Preferred Shares, Second Preferred Shares and Common Shares, all without nominal or par value. The Preferred Shares rank in priority to the Common Shares. All of the outstanding Preferred Shares and Common Shares of NSPI are fully paid and non-assessable. The outstanding Series D First Preferred Shares are listed on the TSX under the symbol NSI.PR.D. All of the Common Shares of NSPI are owned directly or indirectly by Emera. The Common Shares carry one vote per share and, subject to the prior rights of holders of the Preferred Shares, each Common Share entitles the holder to share rateably in any dividends or other distributions to the shareholders. The Preferred Shares do not carry the right to vote except in certain circumstances.

NSPI’s issued share capital as at December 31, 2010 is $1,119,659,099 comprised as follows:

Common Shares (112.2 million, 100% owned directly or indirectly by Emera)	$984,659,099
Series D First Preferred Shares (5.4 million issued and outstanding)	$135,000,000

Common Shares Issued To Emera

In June 2010, NSPI issued a total of five million common shares to Emera and an affiliate of Emera under common control for total proceeds of $50 million.

Series D First Preferred Shares

NSPI has issued and outstanding 5.4 million Series D First Preferred Shares. Each Series D First Preferred Share is entitled to a $1.475 (5.90%) per share per annum fixed cumulative preferential dividend, as and when declared by the NSPI Board of Directors, accruing from the date of issue and payable quarterly on the fifteenth day of January, April, July and October of each year. Subject to the provisions of the Companies Act (Nova Scotia), on and after October 15, 2015, Series D First Preferred Shares are redeemable by NSPI on prior notice, in whole or in part, at $25.00 per Series D First Preferred Share, plus accrued and unpaid dividends.

Subject to the approval of the TSX, commencing October 15, 2015, NSPI also has the option to exchange the Series D First Preferred Shares into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and 95% of the weighted average trading price of the Emera common shares on the TSX for the Market Price, being the twenty trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of exchange.

On and after January 15, 2016, upon sixty-five days’ prior notice and prior to any dividend payment date, each Series D First Preferred Share will be exchangeable, at the option of the holder, into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and the Market Price. This exchange right of the holder is subject to the right of NSPI to redeem for cash on the exchange date, or cause the holders to sell on the exchange date to substitute purchasers found by NSPI, all or any part of such Series D First Preferred Shares, on the payment of $25.00 per share, together with accrued and unpaid dividends.

Share Ownership Restrictions

Pursuant to the Nova Scotia Power Privatization Act (Nova Scotia), the articles of association of NSPI provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate, voting shares of NSPI to which are attached more than 15% of the votes that may ordinarily be cast to elect directors, other than votes that may be so cast by or on behalf of Emera. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of NSPI to which are attached more than 25% of the votes that may ordinarily be cast to elect directors. Votes cast by non-residents on any resolution at a meeting of common shareholders of Emera will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast.

NSPI’s articles of association contain provisions for the enforcement of these constraints on share ownership, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights.

Ratings

NSPI has the following credit ratings by the Rating Agencies(1):

	DBRS		S&P
	2010	2009	2010	2009
Corporate	N/A	N/A	BBB+	BBB+
Senior unsecured debt	A (low)	A (low)	BBB+	BBB+
Preferred Shares	Pfd-2 (low)	Pfd-2 (low)	P-2 (low)	P-2 (low)
Commercial paper	R-1 (low)	R-1 (low)	A-1 (low)	A-1 (low)

Note: (1)	In March 2010, with NSPI’s concurrence, Moody’s withdrew its corporate rating of NSPI and its rating of NSPI’s senior unsecured debt and commercial paper.

DBRS

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The “A” rating is the third highest rating category out of a total of ten categories employed by DBRS. Debt instruments that are rated in the A category by DBRS are considered by DBRS to be of a good credit quality. The capacity for repayment is substantial, but of lesser credit quality than AA rated instruments. Securities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” designation indicates relative standing of such category.

The rating of Pfd-2 (low) from DBRS with respect to NSPI’s preferred shares is characterized as “satisfactory credit quality” and is the second highest of six available rating categories.

The rating of R-1 (low) from DBRS with respect to NSPI’s commercial paper is characterized as “good credit quality” and is the third highest of ten available rating categories.

S&P

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

The rating of P-2 (Low) from S&P with respect to NSPI’s preferred shares corresponds to S&P’s debt rating scale criteria for BBB-.

The rating of A-1 (Low) from S&P with respect to NSPI’s commercial paper indicates the obligor’s capacity to meet its financial commitment on the obligation is strong.

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell or hold securities inasmuch as such ratings do not comment as to relevant price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

DIVIDENDS

Any dividend payments are at the Directors’ discretion based upon earnings and capital requirements and such other factors as the Directors may consider relevant.

Each Series D First Preferred Share is entitled to a $1.475 per share per annum fixed cumulative preferential cash dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the 15th day of January, April, July and October of each year.

During the last three completed fiscal years, the Directors approved payment of the following dividends on its shares that were outstanding on December 31, 2010:

Series D First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2010	September 30, 2010 June 30, 2010 April 1, 2010 December 31, 2009	October 15, 2010 July 15, 2010 April 15, 2010 January 15, 2010	0.36875 0.36875 0.36875 0.36875
2009	October 1, 2009 June 1, 2009 April 1, 2009 January 1, 2009	October 15, 2009 July 15, 2009 April 15, 2009 January 15, 2009	0.36875 0.36875 0.36875 0.36875
2008	October 1, 2008 June 30, 2008 April 1, 2008 December 31, 2007	October 15, 2008 July 15, 2008 April 15, 2008 January 15, 2008	0.36875 0.36875 0.36875 0.36875

NSPI paid dividends on its common shares which are all held, directly and indirectly, by Emera, as follows: in 2010 - $100 million; in 2009 - $126 million; and in 2008 - $75 million.

MARKET FOR SECURITIES

Trading Price and Volume

NSPI’s Common Shares are directly or indirectly owned by Emera and are not publicly traded. NSPI’s Series D First Preferred Shares are listed and posted for trading on the TSX under the symbol “NSI.PR.D”. The trading volume for the Series D First Preferred Shares and their high and low price for each month of 2010 are set out below:

Series D First Preferred Shares
2010	High	Low	Volume
January	28.25	27.25	328,783
February	28.2	27.77	519,321
March	29.99	28.11	36,819
April	29.95	26.0	16,345
May	29.0	27.0	17,707
June	28.98	27.4	12,862
July	28.25	27.5	8,363
August	29.0	27.89	12,850
September	29.5	27.5	5,245
October	30.05	27.5	93,687
November	29.46	28.07	28,951
December	30.07	28.00	257,347

Prior Sales

Effective June 15, 2010, NSPI issued medium term notes representing $300,000,000 5.61% Series X notes.

In June 2010, NSPI issued a total of five million common shares to Emera and a wholly owned Emera subsidiary for total proceeds of $50 million.

TRANSFER AGENT AND REGISTRAR

Computershare acts as NSPI’s transfer agent and registrar. The registers of transfers of securities of NSPI are located at Computershare’s principal offices in Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax.

DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of NSPI as of December 31, 2010:

Name & Municipality of Residence	Director Since(1)	Principal Occupations During Past Five Years
Wesley G. Armour(2)(3) Moncton, New Brunswick Canada	2005	President and Chief Executive Officer of Armour Transportation Systems, which provides trucking, warehousing, and courier services in Atlantic Canada.

Robert R. Bennett Halifax, Nova Scotia Canada	2008	President and Chief Executive Officer since June 2008. From September 2007 to June 2008, Executive Vice-President, Revenue and Sustainability of NSPI. From September 2005 to June 2007, President and Chief Operating Officer of Bangor Hydro. From January 2005 to September 2005, Vice President and General Manager of Bangor Hydro. From June 3, 2002 to January 2005, General Manager Transmission & Distribution Asset Management of Bangor Hydro.

J. Lee Bragg(2)(3) Oxford, Nova Scotia Canada	2010	Chief Executive Officer of Eastlink, a cable and communication company, and its associated communications companies since 1999. Prior to 1999, held various management positions with the Bragg Group of Companies.

George A. Caines, Q.C(4) Halifax, Nova Scotia Canada	1995	Partner with the Halifax office of the law firm Stewart McKelvey. Director of Emera since 2009 and from 1998 to 2006.

R. Irene d’Entremont, C.M.(2)(3)(5) Yarmouth, Nova Scotia Canada	1995	President of ITG Information Management Inc., business and management services consultants.

James D. Eisenhauer(2)(3) Lunenburg, Nova Scotia Canada	2008	President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities.

Name & Municipality of Residence	Director Since(1)	Principal Occupations During Past Five Years
Christopher G. Huskilson Wellington, Nova Scotia Canada	2004	President and Chief Executive Officer of Emera since November 2004. Chair of Bangor Hydro, a Director of NSPI and Chair or Directors of a number of other Emera affiliated companies. Since 1980 held a number of positions within NSPI and its predecessor, Nova Scotia Power Corporation.

John T. McLennan(2)(3) Mahone Bay, Nova Scotia Canada	2005	Chair of the Board of Emera since May 2009. Former Chair of the Board of NSPI from May 2006 to May 6, 2009. Director of Chorus Aviation Inc. and Amdocs Ltd. Former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada).

Marie C. Rounding(2)(3)(6) Toronto, Ontario Canada	2007	Counsel to Gowling Lafleur Henderson LLP, and member of the National Energy and Infrastructure Industry Group. Former President and Chief Executive Officer of the Canadian Gas Association from 1998 to 2003. Former Chair of the Ontario Energy Board from 1992 to 1998.

Elaine S. Sibson(2)(3) Halifax, Nova Scotia Canada	2010	Fellow of the Institute of Chartered Accountants. Currently working with Dalhousie University to help establish a Centre for Family Business. Member of the executive of the Atlantic Chapter of the Institute of Corporate Directors, and Chair of the Nova Scotia Workers’ Compensation Board. From 1974 until 2006, a practicing chartered accountant and partner with PricewaterhouseCoopers LLP and its predecessor, Coopers & Lybrand.

Notes:

(1)	Denotes the year the individual became a Director of NSPI. Directors are elected for a one year term which expires at the termination of NSPI’s annual general meeting.
(2)	Member of the Audit, Nominating and Corporate Governance Committee.
(3)	Member of the Management Resources, Compensation, Environment, Safety and Security Committee.
(4)	Chairman of the Board of Directors since May 6, 2009.
(5)	Chair of the Management Resources, Compensation, Environment, Safety and Security Committee.
(6)	Chair of the Audit, Nominating and Corporate Governance Committee.

As of December 31, 2010, no Directors of NSPI own common or preferred shares of NSPI.

NSPI has an Audit, Nominating and Corporate Governance Committee and a Management Resources, Compensation, Environment, Safety and Security Committee. The membership of each of these Committees is indicated above.

Audit, Nominating and Corporate Governance Committee

The Audit, Nominating and Corporate Governance Committee of the Company is composed of the following seven members, all of whom are independent Directors: Marie C. Rounding (Chair), Wesley G. Armour, J. Lee Bragg, R. Irene d’Entremont, James D. Eisenhauer, John T. McLennan, and Elaine S. Sibson. The responsibilities and duties of the Committee are set out in the Committee’s current Charter, a copy of which is attached as Appendix “A” to this AIF.

The Directors believe that the composition of the Committee reflects a high level of financial literacy and experience. Each member of the Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. The Directors have made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of her or his responsibilities as a member of the Audit Committee.

Name of Audit Committee Member	Experience and Education Related to Audit Committee Duties
Marie C. Rounding, Committee Chair since 2009	Counsel to Gowling Lafleur Henderson LLP, a leading Canadian law firm, where she is a member of the National Energy and Infrastructure Industry Group. Former President and Chief Executive Officer of the Canadian Gas Association. Prior to that, served over six years as Chair of the Ontario Energy Board, the quasi-judicial body that regulates that province’s electricity and natural gas sectors. Former Chair of the Canadian Association of Members of Public Utility Tribunals (CAMPUT). Director of Ontario Power Generation Inc. Member of Independent Review Committees for investment funds managed by Sentry Select Capital Inc. and Vertex One Asset Management Inc. Graduated from the Directors Education Program and Financial Literacy Program, both jointly sponsored by the Institute of Corporate Directors, and the Rotman School of Management Corporate Governance College. Designated an Institute-certified director, ICD.D.

Wesley G. Armour	President and Chief Executive Officer of Armour Transportation Systems, which provides trucking, warehousing, and courier services in Atlantic Canada. 40 years of experience in the transportation industry, and Past President and a current Director of the Atlantic Provinces Trucking Association, as well as Past President, Past Chairman of the Board and a current Director of the Canadian Trucking Alliance. Served as treasurer for the Canadian Trucking Association and the Atlantic Provinces Trucking Association. Graduated from the Saint John Institute of Technology (Business Administration).

J. Lee Bragg	Chief Executive Officer of Eastlink Group of Companies. EastLink has more than 1,500 employees providing a range of communications, entertainment, television and advertising services to residential, business and public sector customers. With over 450,000 subscribers across Canada, Eastlink is the fifth largest cable company in Canada and is the only privately held

Name of Audit Committee Member	Experience and Education Related to Audit Committee Duties
company operating in all Canadian Provinces. Prior to entering the cable business, Mr. Bragg held various management positions with the Bragg Group of Companies, the parent company of Eastlink.

R. Irene d’Entremont, C.M.	President of ITG Information Management Inc., business and management services consultants. Past President of M.I.T. Electronics Inc. of Yarmouth, Nova Scotia, a research and development company in the manufacturing of electronics products for the marine industry. Held several directorships, including having served as a Director of the Atlantic Canada Opportunities Agency, Marine Atlantic Inc., the Nova Scotia Advisory Board of Colleges and Universities, and Nova Scotia Business Development Corporation where she chaired the Finance Committee. Member of the Law Commission of Canada from 2000 to 2006. Served on the Board of the Aerospace and Defence Industries Association of Nova Scotia since 2004. Served as President of the Yarmouth Chamber of Commerce, Chair of the Nova Scotia Chamber of Commerce, Chair of the Atlantic Provinces Chamber of Commerce, and has been a member of the Canadian Chamber of Commerce. From 1999 to 2002, served as a member of the Revenue Canada E-Commerce Technical Advisory Committee. In 1995, received an Honorary Doctor of Commerce Degree from Saint Mary’s University in Halifax. From 1994-2000, served on Revenue Canada Advisory Board.

James D. Eisenhauer	President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. Fellow of the Institute of Chartered Accountants of Nova Scotia. From 1978 to 1982, staff accountant with Clarkson Gordon (now Ernst & Young) in Halifax. Has been a member of the Board of Nova Scotia Business Inc. since 2005, and Chair since November 2010. Member of the Board of Composites Atlantic Limited since 1993 (and its predecessor Cellpack Aerospace since 1987). Also on the Board of Atlantic Industries Limited and chairs its Audit Committee.

John T. McLennan	Former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada), a telecommunications company. Former President and Chief Executive Officer of Bell Canada, and before that he was President of Bell Ontario from 1993 to 1994. From 1990 to 1993, President and Chief Executive Officer of BCE Mobile Communications Inc. Former President and Chief Executive Officer at Cantel Inc. and founder and former President of Jenmark Consulting Inc. Former Executive Vice President of Mitel Communications Inc. Currently sits on the board of directors of Chorus Aviation Inc. and Amdocs Ltd. Holds a Bachelor of Science, Master of Science and Honorary Doctorate of Science degrees from Clarkson University in New York.

Elaine S. Sibson	Fellow of the Institute of Chartered Accountants and practicing accounting, tax and advisory services since 1974. Partner in

Name of Audit Committee Member	Experience and Education Related to Audit Committee Duties
Pricewaterhouse Coopers LLP and its predecessor Coopers & Lybrand from 1974 to 2006. Served on the executive committee of the Canadian Tax Foundation from 2001 to 2005 and served for four years as Treasurer of a hospital.

Audit and Non-Audit Services Pre-Approval Process

The Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Committee it will require specific pre-approval by the Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Committee.

The Committee considers whether the provision of any service raises an issue regarding the independence of the external auditors.

Auditors’ Fees

The aggregate fees billed by Grant Thornton LLP, the Company’s external auditors, during the fiscal years ended December 31, 2010 and 2009 respectively, were as follows:

Service Fee	2010		2009
Audit Fees		$234,350		$194,450
Audit-related Fees		$356,690		$51,120
Tax Fees		$11,500		$13,250
All Other Fees	$	Nil	$	Nil

Total		$602,540		$261,820

Audit-related Fees for NSPI relate to accounting and disclosure consultations, services associated with securities offerings, French translation and other specified attest services.

Tax Fees are for tax compliance on corporation income tax returns.

Certain Proceedings

To the knowledge of the Company, none of the Directors of the Company:

1.	are, as at the date of this AIF, or have been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

2.	are, as at the date of this AIF, or have been within ten (10) years before the date of this AIF (except as disclosed below), a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	have, within the ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except as follows:

John T. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) on October 15, 2002.

Executive Officers

The Executive Officers of NSPI as of December 31, 2010 were as follows:

Name and Municipality of Residence	Position with NSPI	Five Year History with NSPI
Robert R. Bennett Halifax, Nova Scotia Canada	President and Chief Executive Officer	Since June 2008. From September 2007 to June 2008, Executive Vice-President, Revenue and Sustainability. From September 2005 to June 2007, President and Chief Operating Officer of Bangor Hydro. From January 5, 2005 to September 2005, Vice President and General Manager of Bangor Hydro and prior to that he served as General Manager Transmission & Distribution Asset Management of Bangor Hydro.

Sarah R. MacDonald Halifax, Nova Scotia Canada	Vice President, Human Resources	Since September 2008. From 2005 to the present, Executive Vice President Human Resources with Emera.

Nancy G. Tower Halifax, Nova Scotia Canada	Senior Vice President and Chief Financial Officer	Since 2005. From 2004 to 2005, Vice President Customer Operations.

Name and Municipality of Residence	Position with NSPI	Five Year History with NSPI
Richard C. Janega (1) Bedford, Nova Scotia Canada	Executive Vice President and Chief Operating Officer	Since July 2008. From September 2007 to July 2008, Vice
President Operations. From April 2007 to September 2007,
Vice President Power Production. From 2004 to April 2007,
General Manager of Power Production.

Robin B. McAdam Halifax, Nova Scotia Canada	Executive Vice President, Sustainability	Since January 2009. From 2007 to January 2009, President of Emera Brunswick Pipeline Company Ltd. Director of Emera Brunswick Pipeline Company Ltd. Since joining Emera in 1998, Robin has worked on various M&A initiatives and greenfield development projects for Emera-affiliated companies.

Alan C. Richardson Lower Sackville, Nova Scotia Canada	Vice President, Integrated Customer Services	Since November 2009. From September 2007 to 2009, Vice President Commercial Operations. From February 2005 to February 2007, General Manager Customer Service. From September 2003 to February 2005, Interim General Manager Strategy Advancement. Prior to that, Director of Business Development with Emera Energy starting in January 2002.

Mark W. Savory Lower Sackville, Nova Scotia Canada	Vice President, Technical and Construction Services	Since October 2008. From February 2008 to October 2008, Vice President, Engineering and Construction of Emera. From July 2006 to February 2008, Director, Asset Management with Emera. From December 2003 to July 2006, Director, Control Centre, NSPI.

Richard J. Smith Halifax, Nova Scotia Canada	Vice President, Corporate Insurance and Asset Protection	Since September 2008. Prior to September 2008, Corporate Secretary and held other offices since 1992.

James Spurr (2) Halifax, Nova Scotia Canada	General Counsel	From April 2008 to December 31, 2010. From September 2007 to April 2008, Assistant General Counsel and Vice President Government Relations with Emera. Prior to September 2007, Associate General Counsel at Encana Corporation.

Name and Municipality of Residence	Position with NSPI	Five Year History with NSPI
Stephen D. Aftanas Halifax, Nova Scotia Canada	Corporate Secretary	Since September 2008. From June 2007 to September 2008, Associate Corporate Secretary. From March 2006 to June 2007, Associate General Counsel. Prior to March 2006, Senior Solicitor.

Brian A. Rendell (3) Bedford, Nova Scotia Canada	Vice President, Finance	Since September 2010. From June 2009 to September 2010, General Manager, Finance. From January 2007 to June 2009, Director, Taxation of Emera.

Notes:

(1)	Effective February 1, 2011, Richard Janega became the President of Emera Newfoundland & Labrador Limited.
(2)	James Spurr retired as General Counsel of NSPI effective January 1, 2011.
(3)	Effective February 9, 2011, Brian Rendell became the Vice President, Corporate Affairs of Emera Newfoundland & Labrador Limited.

No Directors or Executive Officers own preferred shares of NSPI. All of NSPI’s common shares are held directly or indirectly by Emera. No insider of NSPI has an interest in transactions material to NSPI.

Statement of Executive Compensation

The MRCESSC determines the compensation for NSPI’s executive officers and makes a recommendation for approval to the Emera MRCC. The MRCESSC, in coordination with the Emera MRCC, oversees the administration of all NSPI executive compensation plans and programs. On the recommendation of the MRCESSC, the Emera MRCC approves the compensation for NSPI executives. The MRCESSC currently consists of R. Irene d’Entremont (Chair), Wesley G. Armour, J. Lee Bragg, James D. Eisenhauer, John T. MacLennan, Marie C. Rounding, and Elaine S. Sibson. All members of the MRCESSC are independent Directors.

Compensation Advisors

In 2010, NSPI engaged the services of Towers Watson and Morneau Shepell (formerly Morneau Sobeco). Towers Watson was engaged to assist in compiling market information on senior management compensation for NSPI relating to base salary, and short-term and long-term incentives. Towers Watson’s scope of services included competitive reviews of executive compensation levels and information on industry trends. Morneau Shepell completed actuarial analysis on NSPI’s long-term incentive plan and provided current data on the Executive Pension Plan.

Compensation Discussion and Analysis

This section discusses the elements of compensation for the five NEOs of NSPI in 2010, namely:

•	Robert R. Bennett, the President and Chief Executive Officer (the “CEO”);

•	Nancy G. Tower, the Senior Vice President and Chief Financial Office (the “CFO”);

•	Sarah R. MacDonald, the Vice President Human Resources (the “VPHR”);

•	Richard C. Janega, the Executive Vice President and Chief Operating Officer (the “COO”); and

•	Robin B. McAdam, the Executive Vice President Sustainability (the “VP Sustainability”).

Objective of Compensation Program

The purpose of NSPI’s executive compensation program is to reward NSPI’s executives for achieving corporate objectives focused on customer, employee, operational and financial aspects of the business that seek to ensure the Company delivers on its commitments to customers and shareholders; and to attract, retain and motivate highly qualified and high-performing executives in a competitive national market.

Compensation Program Design

NSPI’s compensation program is designed to be competitive in relevant labour markets, include both short-term and long-term performance goals, and link compensation to the Company’s performance as measured by specific business and financial results.

Market Competitiveness – NSPI’s executive compensation program is designed to provide Total Target Compensation on average at the median or 50th percentile of compensation paid by similar industries and similarly-sized companies. “Total Target Compensation” for senior management, including the NEOs, for these purposes, is comprised of:

•	base salary,

•	target annual incentive, and

•	target long-term incentives linked to total shareholder value.

Pay for Performance – NSPI’s executive compensation philosophy is that a significant portion of executive compensation must be “at risk”. The at-risk components depend on achieving company, business unit and individual performance objectives. These objectives are set forth in “Scorecards” that establish measurable financial, customer, asset and employee objectives that, if achieved, add value to NSPI. The NEOs’ performances against their “Scorecard” is measured and rated. The NEOs must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance, and smaller amounts if target performance is not achieved. Generally, the higher the level of the responsibility, the greater the at-risk compensation. In 2010, at least 44 percent of the Total Target Compensation was at risk for the NEOs.

Benchmarking Data

NSPI engaged the services of a compensation advisor to compile market information on senior management compensation, including the NEOs, relating to base salary, and short-term and long-term incentives. A complete benchmarking review takes place on an annual basis for NSPI. This scope of services includes competitive market reviews of senior executive compensation levels, review and observation of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators. The MRCESSC undertakes periodic reviews of compensation design and total compensation opportunities for some of the NEOs to ensure the programs are current and that they fairly compare for particular roles, recognizing varying responsibility and scope of executive positions within NSPI.

The MRCESSC reviews compensation data based on a comparator group of companies, primarily regulated utilities and other energy industry enterprises that approximate the size and scope of NSPI. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to some change each year due to (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.

Based on the benchmark data, NSPI’s CEO recommends Total Target Compensation to the MRCESSC for each NEO, excluding himself, the CFO and the VPHR. The MRCESSC reviews benchmark data and other information regarding industry trends for positions of similar scope. Following this process, the MRCESSC makes recommendations for approval of Total Target Compensation to the Emera MRCC for NSPI NEOs other than the CEO, CFO and VPHR. With respect to NSPI’s CEO, CFO and VPHR, Emera’s President and Chief Executive Officer recommends for approval the Total Target Compensation to the Emera MRCC.

The following sources were used to gather benchmark market information about executive compensation for NSPI:

Survey Data - Towers Watson’s 2009 Executive Survey was used to benchmark compensation of the NEOs and other senior management using both a regulated sample (regulated utilities) and a select sample (a broader selection of survey participants), where data was available.

Broad Comparator Group:

Alberta Electric System Operator

Alliance Pipeline

AltaLink Management Ltd.

ATCO Electric ATCO Ltd. and Canadian Utilities Ltd.

ATCO Power

Atomic Energy of Canada Ltd.

British Columbia Hydro and Power Authority

Bruce Power LP

Duke Energy/Spectra Energy

Enbridge Gas Distribution Inc.

Enbridge Inc.

ENMAX Corporation

EPCOR Utilities Inc.

FortisAlberta Inc.

Gaz Metropolitain Inc.

Hydro One

Hydro-Quebec

Imperial Oil Ltd.

Inter Pipeline Fund

New Brunswick Power Corporation

Newfoundland & Labrador Hydro Electric

Manitoba Hydro

Ontario Power Authority

Ontario Power Generation Inc.

SaskEnergy

SaskPower

Shell Canada Ltd.

Toronto Hydro

TransAlta Corporation

TransCanada Pipelines Ltd.

For additional information about benchmarking applicable to the CFO, see the section entitled “Benchmarking Data” in the Statement of Executive Compensation in the Emera MIC.

Compensation Process

Benchmarking data and other information regarding industry trends for positions of similar scope and responsibility are used to establish a base salary range for each position and a range for annual incentive and long-term incentive target compensation for each position.

Elements of Compensation

Base Salary - Base salaries for each NEO are benchmarked against the median of the salaries paid for positions with similar responsibilities by comparator companies. The base salary for each NEO is reviewed annually and reflects the degree of special skill and knowledge required for the position and the performance and contribution of the individual. Base salary is designed to be a component of Total Target Compensation and provides a threshold level of cash compensation for job performance that is not at risk in the same way as annual incentive compensation.

Annual Incentive - “Annual Incentive” compensation is intended to link a portion of an employee’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. Those objectives are set forth in the NEO’s “Scorecard” and designed to focus attention on short term goals that are intended to deliver sustained improvements in business performance and deliver on commitments to customers and shareholders. NSPI and Emera have adopted the Scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the Scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

The 2010 NSPI Scorecard set out corporate objectives and related threshold, target and stretch performance levels for 2010, on which the Annual Incentives for each of NSPI’s CEO, COO and VP Sustainability were based. The Annual Incentive for NSPI’s CFO and VPHR were determined based on the Emera 2010 Scorecard. Payouts can range from 0% to 200% of target.

NSPI’s 2010 Scorecard

The NSPI Scorecard is developed and recommended by NSPI management for approval by the MRCESSC and the Board, which in turn recommends the NSPI Scorecard for final approval at the beginning of each year by the Emera MRCC. Objectives on the 2010 NSPI Scorecard included a 40 percent weighting for strengthening NSPI’s financial position by generating growth as measured by financial earnings and cash from operations. Reliability and reputation with the customer received a 30 percent weighting. Asset management was weighted at 15 percent, and people and safety made up the balance at 7.5 percent each. On the recommendation of the MRCESSC, the Emera MRCC determined that the CEO, COO and VP Sustainability of NSPI achieved an aggregate of 84.8 percent of target on all the objectives measured in the NSPI Scorecard in 2010.

The following table shows the objectives of the NSPI Scorecard for 2010:

Nova Scotia Power Inc. Corporate Objective	Weighting	Target	Actual Result	Percentage Payout
Safety	7.5%	Lost Time Frequency is less than “Best ever NSPI performance”	Threshold not achieved	0.0
People – Attract, Retain and Develop the talent required	7.5%	10% improvement in Health Assessment baseline levels and 2010 Capital Plan resourcing plan complete	Target	7.5
Customer - Service Reliability (1) (SAIFI x SAIDI)	10%	Greater than 80% Customer Satisfaction Rating on reliability questions in the NSPI survey	Threshold not achieved	0.0
Customer - Customer Satisfaction Survey	20%	Customer Satisfaction with service interactions	Threshold	10.0
Asset Management - Progress on Greener Cleaner Strategy	15%	Asset Management Review conducted and recommendations implemented by year end.	Threshold not achieved	0.0
Financial - Earnings (1)	30%	$108 million	$121 million	60.0
Financial - Cash From Operations (1)	10%	$228 million	$221 million	7.308

	100.0%		Total	84.8%

Note: (1)	Actual results, below or above target, will be prorated on a scale between each level of performance.

Emera’s 2010 Scorecard

See the Emera MIC for information in respect of the Emera 2010 Scorecard.

Long-Term Incentive - There are two components of long-term incentive compensation for the NEOs; namely, Emera’s PSU Plan and Emera’s Stock Option Plan. The PSU Plan makes up 75% of the target long-term incentive compensatory value for all NEOs. The Stock Option Plan makes up 25% of the target long-term compensatory value for all NEOs.

The number of PSUs and stock options granted to the NEOs is determined based on competitive benchmarking data and the level of responsibility within NSPI. Generally, the level of grant increases with the level of responsibility. On the recommendation of the MRCESSC, the Emera MRCC is responsible for granting PSUs and stock options to the NSPI NEOs. The PSUs and the stock options increase or decrease in value in proportion to the increase or decrease in the market price of Emera’s common shares over the term of a particular grant. The options granted to senior management are determined as a percentage of base salary in each year. The value of stock option grants are based on the Black-Scholes valuation methodology. The Black-Scholes value was determined to be equal to 12 percent of the closing share price of $23.94 as of February 16, 2010. Previous grants of stock options and PSUs to senior management are taken into account when recommending new grants by considering a three year history on total compensation, which also includes long-term incentive (stock options and PSUs) and is reviewed for NEOs each year to ensure reasonable progression within the market.

For more information on the PSU Plan and the Stock Option Plan, see the section entitled “Long-Term Incentive” under the heading “Statement of Executive Compensation” in the Emera MIC.

Other Executive Benefits - NSPI provided executives with additional benefits in accordance with the compensation program objectives, and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive (i) life and accidental death and dismemberment insurance coverage of five times annual base salary to a maximum of $1,000,000, (ii) supplementary retirement plan contributions for amounts beyond the allowable CRA pension limits, (iii) annual income tax return preparation in conjunction with retirement planning, (iv) monthly parking, (v) monthly car allowance plus mileage, as applicable, and (vi) an annual wellness/fitness allowance for a recreational and/or social club. Some of these items are considered as taxable benefits and are reported in the Summary Compensation Table for the NEOs. All retired employees may be eligible to continue basic life and accident insurance as well as extended health coverage.

Summary Compensation Table

The following table contains information relating to the compensation paid to the NEOs for each of NSPI’s three most recently completed financial years:

Name and Principal Position	Year	Salary (1) ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Non-equity Incentive Plan Compensation	Subtotal ($)	Pension Value (7) ($)	All Other Compensa -tion (8) ($)	Total Compensa- tion ($)
					Annual Incentive Plans (4) (5) (6) ($)
R.R. Bennett President & Chief Executive Officer	2010	349,519	157,480	52,521	168,720	728,240	187,000	18,972	934,212
	2009	336,692	146,309	48,694	195,240	726,935	286,000	24,260	1,037,195
	2008	274,487	416,256	24,375	113,026	828,144	444,000	19,946	1,292,090
N.G. Tower Senior Vice President & Chief Financial Officer	2010	349,231	183,878	61,131	287,700	881,940	187,000	15,355	1,084,295
	2009	321,385	162,795	54,216	316,600	854,996	85,000	16,866	956,862
	2008	299,423	157,500	52,500	187,500	696,923	115,000	16,452	828,375
Sarah R. MacDonald Vice President Human Resources	2010	214,904	80,525	26,978	229,310	551,717	14,800	3,438	569,955
	2009	218,077	78,650	26,355	134,348	457,430	14,500	5,118	477,048
	2008	209,614	78,642	26,352	188,700	503,308	14,400	4,887	522,595

Name and Principal Position	Year	Salary (1) ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Non-equity Incentive Plan Compensation	Subtotal ($)	Pension Value (7) ($)	All Other Compensa -tion (8) ($)	Total Compensa- tion ($)
					Annual Incentive Plans (4) (5) (6) ($)
Richard C. Janega Executive Vice President & Chief Operating Officer	2010	255,865	95,657	31,857	68,688	452,067	254,000	13,334	719,401
	2009	249,231	89,879	30,120	97,056	466,286	98,000	13,851	578,137
	2008	214,615	71,338	23,668	65,628	375,249	134,000	10,991	520,240
Robin B. McAdam Executive Vice President Sustainability	2010	198,000	74,324	24,682	60,371	357,377	40,000	14,140	411,517
	2009	196,738	74,249	49,698	90,071	410,756	61,000	8,331	480,087
	2008	170,000	17,000	0	191,960	378,960	32,000	8,180	419,140

Notes:

(1)	Salary information is based on actual earnings.
(2)	Includes DSU special awards and PSU grants. It does not reflect DSU’s received in lieu of cash bonuses. See ‘Deferred Share Unit Plan’ for further details. The initial value of a PSU was based on the average 50 trading-day share price on December 31, 2009 (23.71) multiplied by a value ratio factor of 1.15, and a share appreciation factor of 1.19 resulting in an expected PSU value of $32.47.
(3)	The value of stock option grants is based on the Black-Scholes valuation methodology. Stock options granted to the NEOs in 2010 were based on the Black-Scholes value which was determined to be equal to 12 percent of the closing share price of $23.94 as of February 16, 2010.
(4)	In 2010 the CEO, COO and VP Sustainability participated in the Nova Scotia Power Inc. Corporate Scorecard which included specific financial targets of financial earnings and free cash flow (40 percent), service reliability and customer satisfaction (30 percent), asset management (15 percent), safety excellence (7.5 percent), and leadership of people (7.5 percent). Based on year-end results, it was determined by the MRCESSC that these NEOs achieved 84.8 percent of target on the Nova Scotia Power Inc. Corporate Scorecard. In 2010 the CFO and VPHR participated in the Emera Corporate Scorecard. See the Emera MIC for information in respect of the 2010 Emera Scorecard.
(5)	The non-equity incentive plan compensation reflects amounts earned within the 2010 performance year and paid in 2011. The CEO elected to receive 50 percent of his 2010 annual incentive ($59,360) in DSUs. The CFO elected to receive 50 percent of her 2010 annual incentive ($143,850) in DSUs. The VPHR elected to receive 50 percent of her 2010 annual incentive ($89,655) in DSUs. The COO elected to receive 50 percent of his 2010 annual incentive ($34,344) in DSUs. The VP Sustainability elected to receive 50 percent of his 2010 annual incentive ($25,186) in DSUs.
(6)	The 2010 non-equity incentive plan compensation for the CEO includes a bonus amount of $50,000 for execution of clean air strategy and development of new projects. The 2010 non-equity incentive plan compensation for the VPHR includes the sum of $140,945 earned by her as Chief Executive Officer of Emera Utility Services Inc. for services rendered in 2010 in such capacity.
The non-equity incentive plan compensation for the VP Sustainability includes a $10,000 bonus earned for achieving specific sustainability milestones important to NSPI.
(7)	Further information concerning pension values can be found in the section entitled “Pension Plan Benefits”.
(8)	As part of their compensation, the NEOs are eligible to receive Life and Accidental Death and Dismemberment (ADD) Insurance coverage of five times annual base salary to a maximum of $1,000,000; supplementary retirement plan contributions for amounts beyond the allowable Canada Revenue Agency pension limits; annual income tax return preparation in conjunction with retirement planning; monthly parking; monthly car allowance plus mileage, as applicable; and an annual wellness/fitness allowance. These items are included in the All Other Compensation column and some of these items are considered taxable benefits. The CEO’s All Other Compensation includes an amount of $556 that reflects the taxable benefit on an interest-free loan. The costs of the benefits are based on the costs incurred by the Company except in the case of the interest-free loan to the CEO which is based on an imputed interest rate of 4.0 percent per annum.
(9)	All compensation for the CEO, COO and VP Sustainability was paid by NSPI, although only their base salary and 50 percent of their annual incentive was included in NSPI rates, and no portion of their long term incentive was included in NSPI rates. All compensation for the CFO and VPHR was paid by Emera.

Outstanding Share-Based Awards and Option-Based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2010 for each NEO:

	Option-based Awards (1) (Stock Options)				Share-based Awards (Performance Share Units (PSUs) and Deferred Share Units (DSUs))
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($) (2)	Number of Shares or Units of Shares That Have Not Vested (#) (3)	Market or Payout Value of Share-Based Awards That Have Not Vested ($) (4)
R.R. Bennett	18,300	23.94	February 16, 2020	135,603	23,437	734,750
	19,400	21.99	February 12, 2019	181,584
	10,000	21.58	February 14, 2018	97,700
	12,600	20.42	March 8, 2017	137,718
	14,100	19.88	March 16, 2016	161,727
N.G. Tower	21,300	23.94	February 16, 2020	157,833	13,426	420,905
	21,600	21.99	February 12, 2019	202,176
	21,500	21.58	February 14, 2018	210,055
	42,100	20.42	March 8, 2017	460,153
	30,500	19.88	March 16, 2016	349,835
	19,600	19.50	February 9, 2015	232,260
	14,400	17.79	February 5, 2014	195,264
	9,000	15.73	February 5, 2013	140,580
	4,750	17.55	October 27, 2012	65,550
S.R. MacDonald	9,400	23.94	February 16, 2020	69,654	6,219	194,966
	10,500	21.99	February 12, 2019	98,280
	10,800	21.58	February 14, 2018	105,516
	21,100	20.42	March 8, 2017	230,623
	22,000	19.88	March 16, 2016	252,340
	19,000	19.50	February 9, 2015	225,150
	11,100	17.79	February 5, 2014	150,516
	10,700	15.73	February 5, 2013	167,134
R.C. Janega	11,100	23.94	February 16, 2020	82,251	9,798	307,167
	12,000	21.99	February 12, 2019	88,920
	9,700	21.58	February 14, 2018	94,769
	19,000	20.42	March 8, 2017	207,670
	20,700	19.88	March 16, 2016	237,429
	2,800	19.50	February 9, 2015	33,180
R.B. McAdam	8,600	23.94	February 16, 2020	63,726	5,816	182,332
	19,800	21.99	February 12, 2019	185,328

Notes:

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2010 closing share price of $31.35.
(3)	Unvested share-based awards include initial Performance Share Units (PSUs) (formerly called “Restricted Share Units” or “RSUs”) and Deferred Share Units (DSUs) grants and any additional PSUs and DSUs from dividend reinvestment as of December 31, 2010.
(4)	Share-based awards values were calculated based on an assumed performance factor of 1 and a December 31, 2010 closing share price of $31.35.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes the value of all option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2010 for each NEO:

Name	Option-based awards Value vested during 2010 (1) ($)	Share-based awards (Performance Share Units (PSUs) and Deferred Share Units (DSUs)) Value vested during 2010 (2)(3) ($)	Non-equity incentive plan compensation - Value earned during the year (4) ($)
R.R. Bennett	43,629	229,593	168,720
N.G. Tower	97,526	428,329	287,700
S.R. MacDonald	56,654	152,112	229,310
R.C. Janega	53,316	181,927	68,688
R.B. McAdam	9,851	32,880	60,371

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting (eligibility) date in 2010.
(2)	This dollar amount represents the payout of 2008 PSU grants based on the performance factors established in 2008. In 2010, the value of share-based awards vested during the year reflects performance factors based on Emera’s relative performance versus the S&P/TSX Capped Utilities Total Return Index and Emera Inc.’s average annual growth in Earnings per Share. The payout at the end of the three-year performance period is calculated based on vested PSUs x Performance Factors x Period Ended Share Price. The overall performance factor was 1.50. The average share price during the last fifty trading days of 2010 was $31.19.
(3)	This dollar amount includes the value of DSUs vested in 2010, including additional DSUs from dividend reinvestments, and calculated at a December 31, 2010 closing share price of $31.35. In 2010 for the CEO this amount equaled $88,219.

For the CFO this amount equaled $123,613 and for the COO this amount equaled $43,953.

(4)	This dollar amount represents the 2010 incentive payout as previously discussed in the Summary Compensation Table.

Pension Plan Benefits

The NEOs are members of NSPI’s or Emera’s corporate pension plan and may participate on either a defined benefit basis or a defined contribution basis.

Defined Benefit

The following table shows years of credited service, estimated pension amounts, and changes to accrued obligations from January 1, 2010 to December 31, 2010 for the NEOs who participate in the corporate pension plan on a defined benefit basis:

Name	Number of Years Credited Service (#)	Annual Benefits Payable		Accrued Obligation at Start of Year ($)	Compensatory Change(2) ($)	Non- Compensatory Change ($)	Accrued Obligation at Year End ($)
		At Year End(1) ($)	At Age 65 ($)
R.R. Bennett	22.67	141,000	218,000	1,761,000	187,000	678,000	2,626,000
N.G. Tower	13.33	98,000	195,000	1,105,000	187,000	343,000	1,635,000
R.C. Janega	21.08	92,000	153,000	1,092,000	254,000	489,000	1,835,000
R.B. McAdam	12.17	49,000	94,000	616,000	40,000	161,000	817,000

Notes:

(1)	Not eligible for immediate pension at year-end, amount shown is the amount payable starting at age 65 if Named Executive Officer terminated employment at December 31, 2010.
(2)	Reflects change in accrued benefit obligation related to a) the employer cost of the additional pension service earned during 2010 and b) changes in pensionable earnings different than what was assumed.

The defined benefit component of the plan entitles members to pension benefits based on two percent of the average of the four highest years’ earnings (base salary plus up to 50 percent of target short term incentive) multiplied by each year of credited service to a maximum of 35 years credited service. Upon reaching age 65, pension benefits under the pension plan are reduced to reflect commencement of payments under the Canada Pension Plan. In addition, the NEOs are eligible to have portions of their annual incentive included in pensionable earnings. The pension is payable upon the earlier of age 60 or age 55, provided that age and years of service add up to at least 85. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for the rule of 85. Members of the defined benefit component of the plan contribute 5.4 percent of eligible earnings up to the year’s maximum pensionable earnings under the Canada Pension Plan, and 7 percent of earnings between the year’s maximum pensionable earnings and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Spousal benefits are paid on the death of a member at the rate of 60 percent of regular pension benefits. The pension plan is indexed to the Consumer Price Index to a maximum of 6 percent per annum.

Defined Contribution

The VPHR participated in the corporate pension plan on a defined contribution basis. The following table shows accumulated value, estimated pension amounts, and changes to accrued obligations from January 1, 2010 to December 31, 2010 for the VPHR:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at Year End ($)
Sarah R. MacDonald	184,897	14,800	29,003	228,700

For more information about the defined contribution component of the corporate pension plan, see the section entitled “Pension Plan Benefits” - “Defined Contribution” under the heading “Statement of Executive Compensation” in the Emera MIC.

Deferred Share Unit Plan

Emera has a DSU Plan for executives and senior management and the NEOs are participants. For information about the Emera DSU Plan see the section entitled “Deferred Share Unit Plan” in the Statement of Executive Compensation in the Emera MIC.

The table below identifies the amount of annual incentive for 2010 which each NEO elected to receive as DSUs:

	Percentage of 2010 Annual Incentive Elected to Deferred Share Units	Dollar Amount of 2010 Annual Incentive Elected to Deferred Share Units
R.R. Bennett	50	59,360
N.G. Tower	50	143,850
S.R. MacDonald	50	89,655
R.C. Janega	50	34,344
R.B. MacAdam	50	25,186

Termination and Change of Control Benefits

Employment contracts, agreements or arrangements are in place between NSPI and some of the NEOs.

President and Chief Executive Officer

If CEO Robert R. Bennett resigns his position, he will be entitled to compensation and benefits up to the effective date of resignation. If Mr. Bennett is terminated for cause, he will not be entitled to compensation upon or following such termination. In the event of termination without cause, he is entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual incentive at target and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months or until he obtains new employment benefit coverage. In addition, if Mr. Bennett is terminated without cause, any special DSU grants received in 2008 will vest immediately. Any PSUs held at the date of termination will be prorated.

If there is a change of control of the ownership of Emera, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Bennett may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and target bonus then in effect.

Mr. Bennett becomes eligible to retire with an unreduced pension on October 31, 2017. Information regarding his pension entitlement is contained above in this AIF in the section entitled “Pension Plan Benefits”. Under all scenarios, unless otherwise noted, Mr. Bennett shall be entitled to payments associated with PSUs, DSUs, and the Stock Option Plan according to the terms and conditions of the plans.

Senior Vice President and Chief Financial Officer

If CFO Nancy G. Tower resigns her position, she will be entitled to compensation and benefits up to the effective date of resignation. If Ms. Tower is terminated for cause, she will not be entitled to compensation upon or following such termination. In the event of termination without cause, she is entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual incentive at target and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months or until she obtains new employment benefit coverage. Any PSUs held at the date of termination will be prorated.

If there is a change of control of the ownership of Emera, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. Tower may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and target bonus then in effect.

Ms. Tower becomes eligible to retire with an unreduced pension on March 31, 2019. Information regarding her pension entitlement is contained above in this AIF in the section entitled “Pension Plan Benefits”. Under all scenarios, unless otherwise noted, Ms. Tower shall be entitled to payments associated with PSUs, DSUs, and the Stock Option Plan according to the terms and conditions of the plans.

Vice President, Human Resources

If VPHR Sarah R. MacDonald resigns her position, she will be entitled to compensation and benefits up to the effective date of resignation. If Ms. MacDonald is terminated for cause, she will not be entitled to compensation upon or following such termination. In the event of termination without cause, she is entitled to a lump sum equal to 12 months’ compensation based upon annual salary, annual incentive at target, and car allowance in effect at the time, salary to termination date, any accrued but unused vacation time, health, dental and other such benefits for 12 months or until she obtains new employment benefit coverage. Any PSUs held at the date of termination will be prorated.

If there is a change of control of the ownership of Emera, such that any one party acquires 50 percent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. MacDonald may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and target bonus then in effect.

Ms. MacDonald becomes eligible to retire with an unreduced pension on October 01, 2023. Information regarding her pension entitlement is contained above in this AIF in the section entitled “Pension Plan Benefits”. Under all scenarios, unless otherwise noted, Ms. MacDonald shall be entitled to payments associated with PSUs, DSUs, and the Stock Option Plan according to the terms and conditions of the plans.

Executive Vice President and Chief Operating Officer

If COO Richard C. Janega resigns his position, he will be entitled to compensation and benefits up to the effective date of resignation. If Mr. Janega is terminated for cause, he will not be entitled to compensation upon or following such termination. In the event of termination without cause, Mr. Janega would be paid in accordance with common law. Mr. Janega’s contract does not contain change of control provisions.

Mr. Janega becomes eligible to retire with an unreduced pension on December 31, 2017. Information regarding his pension entitlement is contained above in this AIF in the section entitled “Pension Plan Benefits”. Under all scenarios, unless otherwise noted, Mr. Janega shall be entitled to payments associated with PSUs, DSUs and Stock Option Plans according to the terms and conditions of the plans.

Executive Vice President, Sustainability

If VP Sustainability Robin B. McAdam resigns his position, he will be entitled to compensation and benefits up to the effective date of resignation. If Mr. McAdam is terminated for cause, he will not be entitled to compensation upon or following such termination. In the event of termination without cause, Mr. McAdam would be paid in accordance with common law. Mr. McAdam’s contract does not contain change of control provisions.

Mr. McAdam becomes eligible to retire with an unreduced pension on May 31, 2017. Information regarding his pension entitlement is contained above in this AIF in the section entitled “Pension Plan Benefits”. Under all scenarios, unless otherwise noted, Mr. McAdam shall be entitled to payments associated with PSUs, DSUs and the Stock Option Plan according to the terms and conditions of the plans.

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled under various plans and arrangements, assuming retirement, resignation, termination without cause, termination for cause, and separation from the Company in circumstances of a change of control, assuming the triggering event took place on December 31, 2010:

Name	Termination Scenario(1)	Cash Severance ($)	Short Term Incentive ($)	Performance Share Units (PSUs) ($)	Deferred Share Units (DSUs) ($)	Stock Options ($)	Continuation of Benefits (Present Value) (2) ($)	Total ($)
R.R. Bennett	Retirement/Resignation Termination for Cause		0	—	—	—		0
	Not for Cause	350,000	140,000	193,962	364,318		15,000	1,063,280
	Control Change	350,000	140,000	370,432	364,318			1,224,750
N.G. Tower	Retirement/Resignation Termination for Cause		0	—	—	—		0
	Not for Cause	350,000	210,000	218,729		—	16,200	794,929
	Control Change	350,000	210,000	420,905		—		980,905
S.R. MacDonald	Retirement/Resignation Termination for Cause
	Not for Cause	215,000	129,000	108,502			15,000	467,502
	Control Change	215,000	129,000	317,074				661,074
R.C. Janega	Retirement/Resignation Termination for Cause							0
	Not for Cause							0
	Control Change
R.B. McAdam	Retirement/Resignation Termination for Cause							0
	Not for Cause
	Control Change							0

Notes:

(1)	Change in control scenarios also assume all outstanding PSUs would vest and be payable in full and are valued based on an assumed performance factor of 1 and a year-end closing price of $31.35. Change of control scenarios also assume all unvested DSUs would become payable and are valued based on a year-end closing share price of $31.35.
(2)	Continuation of benefits reflects a lump sum amount for car allowance and health and dental benefits.

Compensation of Directors

Directors who are not full time employees of NSPI receive compensation for their services as Directors.

Listed below are the annual compensation rates for independent Directors during 2010. These rates are not applicable to CEO Robert R. Bennett, who was an employee of NSPI, nor to George A. Caines, who received an annual all-inclusive retainer as Chair of NSPI’s Board. NSPI does not offer option-based awards, non-equity incentive plan participation, or participation in any pension plan to its Directors. Directors have the ability to elect to receive some or all of their cash compensation in the form of DSUs.

The Chair’s annual retainer is an all-inclusive fee, meaning the Chair of the Board receives no meeting fees or any other retainer. As of September 24, 2010, the all-inclusive retainer of the Chair of the NSPI Board was increased from $110,000 to $130,000. The Chair also receives $25,000 payable in DSUs for participation on Emera’s Board of Directors.

Annual Retainers and Meeting Fees	Cash Amount	DSUs (1)	Total
Chair Retainer	$130,000	$25,000	$155,000
Directors’ Retainer	45,000
In-person Meeting Fee	1,750
Telephone Attendance Meeting Fee	1,250
Travel Fee (if one-way travel is longer than 5 hours)	1,750
Travel Fee (if one-way travel is between 3 to 5 hours)	875
Audit, Nominating and Corporate Governance Committee Member Retainer	5,000
Chair of Audit, Nominating and Corporate Governance Committee Retainer	15,000
MRCESSC Member Retainer	3,000
Chair of MRCESSC Retainer	15,000

Note: (1) $25,000 in DSUs is on account of the Chair’s participation on Emera’s Board of Directors.

Total Director Compensation in 2010

The following table sets out the total compensation earned by the Directors who served on NSPI’s Board during 2010 for attendance at Board and committee meetings for which a Director attended as a member or guest, briefing meetings, education sessions, and travel fees. Robert R. Bennett is not included in the table as his compensation for service as NSPI’s CEO is disclosed in the Statement of Executive Compensation above. Mr. Bennett does not receive any additional compensation for his services as a Director of NSPI. Further Christopher G. Huskilson, the President and Chief Executive Officer of Emera, is not included in the table because he is compensated by Emera and does not receive any additional compensation as a Director of NSPI.

Director	Fees Earned in 2010	Other Compensation	Total	Share Based Compensation
Wesley G. Armour	$73,375.01	N/A	$73,375.01	$112,389.75
J. Lee Bragg	$64,627.40	N/A	$64,627.40	$40,755.00
George A. Caines	$140,123.30	N/A	$140,123.30	$53,890.65
R. Irene d’Entremont	$93,343.16	N/A	$93,343.16	N/A
James D. Eisenhauer	$85,875.01	N/A	$85,875.01	$111,198.45
John T. McLennan	N/A	$176,753.43	$176,753.43	$256,333.28
Marie C. Rounding	$99,500.01	N/A	$99,500.01	$63,076.20
Elaine S. Sibson	$63,377.40	N/A	$63,377.40	N/A

Notes:

(1)	The “fees earned” column is the amount of Directors’ fees and includes the value of that portion of their retainer only paid in DSUs. All Directors are paid in Canadian dollars.
(2)	This column shows the value obtained when the number of DSUs awarded to each Director in 2010 in lieu of cash compensation, plus dividends earned on the DSUs in the form of additional DSUs, is multiplied by the December 31, 2010 Emera share closing price of $31.35.
(3)	Ms. Sibson and Mr. Bragg were appointed to the Board effective May 3, 2010.

All independent Directors are reimbursed for expenses incurred for attendance at Directors’ and committee meetings, and when on Company business.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that individually or together involve claims against NSPI for damages totalling 10% or more of the current assets of NSPI, exclusive of interest and costs.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than Emera, which is the sole direct and indirect holder of the common shares of NSPI, none of the following persons or companies, namely (a) a Director or Officer of NSPI; (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of NSPI’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving NSPI within NSPI’s last three completed financial years or during the current financial year that has materially affected or will materially affect NSPI.

MATERIAL CONTRACTS

NSPI has no material contracts other than those entered into in the ordinary course of its business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The MD&A for the financial year ended December 31, 2010 is incorporated herein by reference.

EXPERTS

Interest of Experts

Grant Thornton LLP are the external auditors of NSPI. Grant Thornton LLP reports that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

ADDITIONAL INFORMATION

Additional Information relating to NSPI may be found on SEDAR at www.sedar.com and on EDGAR at www.edgar.com or upon request to the Corporate Secretary, NSPI, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171:

At any time, NSPI will provide to any person upon request to the Corporate Secretary, a copy of the Emera Group of Companies’ Standards for Business Conduct, which is intended to be a code of ethics for the purpose of the Sarbanes-Oxley Act of 2002.

APPENDIX “A” – AUDIT COMMITTEE CHARTER

NOVA SCOTIA POWER INCORPORATED

AUDIT COMMITTEE CHARTER

1.	Purpose

There shall be a committee of the Board of Directors (the “Board”) of Nova Scotia Power Inc. (“NSPI”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

•	the integrity of NSPI’s financial statements;

•	NSPI’s internal control systems;

•	the internal audit and assurance process;

•	the external audit process;

•	NSPI’s compliance with legal and regulatory requirements; and

•	any other duties set out in this Charter or delegated to the Committee by the Board.

2.	Composition

(i)	NSPI’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of NSPI nor may they be an officer or employee of any affiliate of NSPI. In addition, all members of the Committee shall be independent as required by applicable legislation.

(ii)	The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by NSPI’s financial statements.

(iii)	Committee members shall be appointed at the Board meeting following the election of Directors at NSPI’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(iv)	Pursuant to NSPI’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

(v)	The Secretary of the Committee shall advise NSPI’s internal and external auditors of the names of the members of the Committee promptly following their election.

i

3.	Responsibilities

Financial Reporting

(a)	The Committee shall be responsible for reviewing and recommending to the Board for approval:

(i)	the audited annual financial statements of NSPI, all related Management Discussion and Analysis, and earnings press releases;

(ii)	any documents containing NSPI’s audited financial statements including NSPI’s Annual Report; and,

(iii)	the quarterly financial statements, all related Management Discussion and Analysis, and earnings press releases.

(b)	The Committee shall satisfy itself that adequate procedures are in place for the review of public disclosure of financial information and the Committee shall assess the adequacy of these procedures.

External Auditors

(i)	The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for NSPI, as well as the compensation of such external auditors. The Committee shall not recommend the same external auditor as is being recommended for Emera Inc.

(ii)	Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for NSPI.

(iii)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

Non-Audit Services

(i)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to NSPI, or any of its subsidiaries, by the external auditor.

(ii)	The Committee shall be permitted to establish specific policies and procedures concerning the performance of non-audit services so long as the requirements of applicable legislation are satisfied.

(iii)	In accordance with the policies and procedures established by the Committee, and applicable legislation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

Hiring Policies

The Committee shall be responsible for reviewing and approving NSPI’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of NSPI.

Pension Plans

The Committee shall review management controls and processes concerning the administration of investment activities, financial reporting, and funding of the plans.

Other Responsibilities

The Committee shall:

(i)	review any investment issues or policies which may arise from time to time until a committee is established by the Board to specifically deal with such issues;

(ii)	perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board; and

(iii)	receive confirmation of compliance with the Nova Scotia Utilities and Review Board (“UARB”) Code of Conduct Guidelines as may be in place from time to time, including receiving copies of any independent report from third parties on same.

4.	Internal Controls

Pursuant to NSPI’s Articles of Association the Committee shall:

(i)	ensure that appropriate internal control procedures are in place and the Committee may examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of NSPI’s accounts, which the Committee in its discretion determines to be advisable;

(ii)	have the authority to communicate directly with the internal and external auditors;

(iii)	have the right to inspect all records of NSPI or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of NSPI with the officers or auditors of NSPI and its affiliates; and

(iv)	review any investments or transactions that could adversely affect the well being of NSPI which the internal or external auditor, or any officer of NSPI, may bring to the attention of the Committee.

5.	Complaints

The Committee shall ensure that procedures exist relating to the receipt, retention, and treatment of complaints which may be received concerning accounting, internal accounting controls, or auditing matters, and in particular, the Committee shall be responsible for the establishment of procedures concerning the confidential, anonymous submission of concerns by NSPI’s employees relating to questionable accounting or auditing matters.

6.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

7.	Internal Auditor

The chief internal auditor shall report directly to the Committee. The Committee shall oversee the appointment, replacement, or termination of the chief internal auditor.

8.	Chair

Pursuant to NSPI’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Emera Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

9.	Secretary and Minutes

The Corporate Secretary of NSPI shall act as the Secretary of the Committee. The Minutes of the Committee will be in writing and duly entered into NSPI’s records and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

10.	Meetings

(i)	Meetings of the Committee may be called by the Chair or at the request of any member.

(ii)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(iii)	NSPI’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

(iv)	NSPI’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

11.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

12.	Board Relationships and Reporting

The Committee shall:

(i)	oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in NSPI’s Annual Information Form and any other applicable disclosure documents.

(ii)	as required, regularly report to the Board on Committee activities, issues, and related recommendations.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee NSPI’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

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